SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF INTERIM FIRST HALF BUSINESS REPORT

(From January 1, 2010 to June 30, 2010)

THIS IS A SUMMARY OF THE 2010 FIRST HALF REPORT ORIGINALLY PREPARED IN KOREAN AND IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION. IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

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(EXHIBIT 99-1 : NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 AND INDEPENDENT AUDITOR’S REPORT)

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I. Corporate General

1. Corporate Purpose of KT Corporation

Business Objectives

1. Information and communications business;

2. New media business;

3. Development and sale of software and contents;

4. Sale and distribution of information communication equipment;

5. Testing and inspection of information communication equipment, devices and facilities;

6. Advertisement business;

7. Telecommunications retail business;

8. Development of information and technology, and electrical infrastructure;

9. Real estate and housing business;

10. Electronic banking and finance business;

11. Education and learning services business;

12. Security services business (including machinery system surveillance services and facilities security services);

13. Research and technical development, education, training and promotion, overseas businesses, export and import trade, manufacturing and distribution related to the activities mentioned in items 1 through 12;

14. Telecommunications services business, including frequency-based telecommunications business;

15. Value-added telecommunications business;

16. Production, supply (screening) and distribution of music albums, music videos, movies, videos and games.

17. Electronic finance and electronic payment gateway services, including issuance and management of pre-paid electronic payment methods;

18. Sales and leasing of equipment and facilities related to the activities mentioned in items 14 through 17;

19. Overseas and export and import trade related to activities mentioned in items 14 through 18;

20. Travel agency business;

21. Insurance agency business;

22. Alternative energy generation business; and

23. Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

2. History

A. Changes Since Incorporation

(1)	Date of Incorporation: December 10, 1981

(2)	Location of Headquarters:

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(3)	Major Changes in KT Corporation

- On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, which KT held a 54.25% interest in, and on June 1, 2009, the merger was completed.

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- At the extraordinary shareholders’ meeting held on March 27, 2009, KT shareholders approved the addition of telecommunications services business, including frequency-based telecommunications business, to KT’s business objectives to reflect the adoption of KTF’s business. In order to demonstrate KT’s new goal of providing clients environmentally friendly solutions for higher productivity and lower costs, the shareholders also approved the addition of alternative energy generation business to its business objectives.

- Suk-Chae Lee was elected as President and CEO of KT on January 14, 2009.

3. Total Number of Shares and Related Matters

A. Total Number of Shares

(As of June 30, 2010)	(Unit: Shares)

Category	Type of Shares
	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,899,767	312,899,767
III. Total Number of Shares Reduced	51,787,959	51,787,959
1. Reduction of Capital	—	—
2. Share Retirement	51,787,959	51,787,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
V. Number of Treasury Shares	17,901,665	17,901,665
VI. Current Number of Issued and Outstanding Shares	243,210,143	243,210,143

B. Status of Capital Increase/Decrease

(Unit: Won, Shares)

Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
June 2, 2009	—	Common Shares	700,108	5,000	5,000	Issuance of new shares for merger

*	In the merger with KTF, KT issued 700,108 new shares. As a result, the capital amount increased by approximately Won 3.5 billion as follows.

(Unit: Won)

Category	Before Merger	Amount of Change	After Merger
Capital Amount	1,560,998,295,000	3,500,540,000	1,564,498,835,000

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C. Acquisition and Disposal of Treasury Shares

(1)	Acquisition and Disposal of Treasury Shares

(As of June 30, 2010)	(Unit: Shares)

Method of Acquisition		Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Pursuant to Article 165-2 of Securities and Exchange Act Reasons other than Article 165-2 of Securities and Exchange Act	Common Shares	16,155,938	1,259,170	—	—	17,415,108
		Preferred Shares	—	—	—	—	—
		Common Shares	500,232	7,311	20,986	—	486,557
		Preferred Shares	—	—	—	—	—
Subtotal		Common Shares	16,656,170	1,266,481	20,986	—	17,901,665
		Preferred Shares	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)		Common Shares	1,259,170	—	1,259,170	—	0
		Preferred Shares	—	—	—	—	—
Total		Common Shares	17,915,340	1,266,481	1,280,156	—	17,901,665
		Preferred Shares	—	—	—	—	—

*	The above “Beginning of Term” means as of January 1, 2010 and “End of Term” means as of June 30, 2010.
*	Details of share buyback and retirement of treasury shares from January 1, 2010 to June 30, 2010 are as follows.

1)	Acquisition of Treasury Shares (1,266,481 shares)

- March 9, 2010: Transfer of all treasury shares under trust account to KT’s own trust account due to the expiry of the treasury share trust agreement (1,259,170 shares).

- April 29, 2010: Retrieval of granted treasury shares (7,311 shares)

2)	Disposition of Treasury Shares (1,280,156 shares)

- March 9, 2010: Transfer of all treasury shares under trust account to KT’s own trust account due to the expiry of the treasury share trust agreement (1,259,170 shares).

- May 3, 2010: Disposition of treasury shares to distribute long-term performance based bonus payment to non-independent directors (18,427 shares)

- June 30, 2010: Disposition of treasury shares in connection with the exercise of stock options (2,559 shares)

D. Share Ownership Status of the Employee Stock Ownership Association

(1)	Transactions with the Employee Stock Ownership Association

Not Applicable

(2)	Guidelines for Exercising the Voting Rights of the Employee Stock Ownership Association

Association Account: The Employee Stock Ownership Association exercises its voting right in a manner that is exactly in proportion to the number of association members who wish to exercise their voting rights.

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Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights with a minimum notice period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3)	Shares Held by the Employee Stock Ownership Association

(As of June 30, 2010)	(Unit: Shares)

Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Shares	34,950	34,404
Association Member Account	Common Shares	7,570,213	4,445,951
Total		7,605,163	4,480,355

4. Voting Rights

(As of June 30, 2010)	(Unit: Shares)

Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	17,904,919	Including Treasury Shares
	Preferred Shares	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	243,206,889	—
	Preferred Shares	—

(1)	Shares without voting rights under the Commercial Code of Korea: 17,901,665 treasury shares held through treasury stock funds and 3,254 cross-holding shares.

5. Dividends and Related Matters

A. Dividends

The shareholder return policy of KT is to pay its shareholders at least 50% of the adjusted net profit of the current term, through cash dividends and acquisition of treasury stock of the Company.

B. Dividends Paid during the Past Three Fiscal Years

Category		1st Half 2010	2009	2008
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		716,204	516,533	449,810
Net Profit per Share (Won)		2,945	2,353	2,217
Year-end Cash Dividend (in Millions of Won)		—	486,393	226,280
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Propensity (%)		—	94.2	50.3
Rate of Return on Cash Dividend (%)	Common Shares	—	4.9	2.9
	Preferred Shares	—	—	—
Rate of Return on Share Dividend (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	—	2,000	1,120
	Preferred Shares	—	—	—
Share Dividend per Share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

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II. Business Details

1. Overview

A. Present Conditions of the Industry

(1)	Characteristics of the Industry

The existing markets for fixed-line telephones, broadband Internet and mobile communications in Korea have reached their maturity. However, with technical advances and changes in customer demands, the communications industry has recently been moving towards a convergence with different technologies and industries, such as the convergence between fixed and mobile communications and the convergence between the telecommunications industry and the broadcasting industry. As shown by the development of IPTV, there is a high probability that the media industry will redefine the traditional boundaries of communications and broadcasting. As such, big changes are expected in both industries. In the mobile communications market, the transition to 3G technology has become a turning point in shaping the new competitive landscape by replacing the existing competition in the 2G market. In the saturated communications market, enhancing customer value has become increasingly important as both fixed and mobile communications carriers offer bundled services such as the Triple/Quadruple Play and Fixed-Mobile Convergence (“FMC”) services.

(2)	Growth of the Industry

(Unit: 1,000 Persons)

Category	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	June 30, 2010
Broadband Internet Subscribers	12,191	14,043	14,710	15,475	16,349	—
Local Telephone Subscribers	22,920	23,119	23,130	22,132	20,090	19,622
Mobile Phone Subscribers	38,342	40,197	43,498	45,607	47,944	49,609

*	The 2005 to 2007 data was provided by the Ministry of Information and Communication (www.mic.go.kr).
*	The 2008 to June 30, 2010 data was provided by the Korea Communications Commission (“KCC”) (www.kcc.go.kr).
*	The number of broadband internet subscribers as of June 30, 2010 was not published by the KCC.

(3)	Characteristics of Market Fluctuations

The demand for communications services does not fluctuate greatly as such services are regarded as a necessity in modern life. However, if the Korean economy slows in the future, it could have an adverse impact on KT’s business activities.

(4)	Competition

(a) Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance calls: LG U+, Onse Telecom, SK Broadband, SK Telink, etc.

•	International calls: LG U+, Onse Telecom, SK Broadband, SK Telink, etc.

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•	Broadband Internet: SK Broadband, LG U+, Service Operators (including cable television, relay wired broadcasting operators), etc.

•	Mobile communications: SK Telecom, LG U+, etc.

•	Internet telephones using Internet Protocol (“VoIP”): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG U+, Korea Cable Telecom, etc.

•	IPTV: SK Broadband, LG U+

•	Mobile Internet (WiBro service): SK Telecom

- LG U+, or LG Uplus Corp, is the new company name of LG telecom that merged with LG Dacom and LG Powercom effective as of January 1, 2010.

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration is required

•	Value-added telecommunications service providers: reporting is required

(c) Factors of Competition: service fees, product quality, marketing power, brand value and competitiveness of the distribution network, etc.

(5)	Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws

Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws

Radio Regulation Law

•	Information related laws

Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws

Broadcasting Law, Internet Multimedia Broadcasting Business Law (IP-TV related), etc.

(b) Government Regulations

The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and role of providing public services. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

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B. Current Status of KT

(1)	Operations Outlook and Classification of Business

(a) Operations Outlook

The Korean communications market is currently experiencing stagnant growth as major services, including fixed-line telephones, broadband Internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. Despite the unfavorable environment, the convergence of the telecommunications and broadcasting industries, such as IPTV and VoIP, and the convergence of fixed and mobile services (FMC) are leading the growth of the telecommunications market.

On June 1, 2009, KT completed a merger with KTF, its mobile subsidiary, to overcome stagnant growth in the existing communications market, realize growth in new markets, and expand differentiated core capabilities. In addition, KT is also building a solid foundation for growth by introducing new services based on its group synergy, such as QOOK TV SkyLife (hybrid media service providing DMB channels from Skylife and Video on Demand or VOD from QOOK TV, KT’s IPTV) and FMC services. Furthermore, in November 2009, KT was first to introduce Apple’s iPhone to the Korean market to meet the smartphone needs of consumers.

Considering the highly saturated mobile phone market in Korea (99% in 2009 and 101% in 2010—estimate from KT’s Economy and Management Research), potential growth by adding new subscribers or raising voice service plans are limited. In such an environment, however, the mobile data business is considered as a new growth engine. At the end of 2009, KT successfully switched the paradigm of competition from voice to data centered services by introducing Apple’s iPhone as the sole provider in Korea. iPhone was successfully launched as the number of iPhone subscribers reached to 800,000 within seven months. In addition, average iPhone users use mobile data communication service approximately 30 to 40 times more than average non-iPhone users. Such data communication service usage pattern can be observed in all age groups, which in turn provides a platform for continuous growth in mobile data business. As approximately 30% of wireless data transmission out of total wireless data transmission is being used through WiFi networks, KT’s unique convergence network infrastructure will become KT’s competitive advantage in the wireless data business market. Going forward, KT will continue to reinforce its WiFi network competency by expanding WiFi zones and providing secured network to offer better customer experiences.

In the broadband Internet arena, KT will aim to improve customer value and marketing power by continuing to provide Fiber-To-The-Home (“FTTH”) services.

KT’s wireless broadband Internet service business, or SHOW WiBro, plans to further expand services to 84 major cities, including the Seoul metropolitan area, and will aim to be a leader in the Mobile 2.0 generation, the next generation of mobile communications.

Also, KT’s IPTV business will focus on actively catering to the TV portal market through its QOOK TV service and, in the long term, by pursuing a leadership position in the communication-broadcasting convergence market.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector as classified by the Korea Standard Industry Code.

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(2)	Market Share

Category	Operator	Market Share for Each Term (%)
		29th Fiscal Year (as of June 30, 2010)	28th Fiscal Year (as of December 31, 2009)	27th Fiscal Year (as of December 31, 2008)
Local Telephone (On the Basis of the Number of Subscribers)	KT	87.9	89.9	89.8
	SK Broadband	10.2	8.4	8.7
	LGU+	1.8	1.7	1.5
Mobile Telephone (On the Basis of the Number of Subscribers)	KT	31.4	31.3	31.5
	SK Telecom	50.7	50.6	50.5
	LGU+	17.9	18.1	18.0
Broadband Internet (On the Basis of the Number of Subscribers)	KT	42.9	42.5	43.4
	SK Broadband	23.3	23.5	22.9
	LGU+	15.6	15.4	14.1
	Service Operators	18.2	18.6	19.6

*	Data was provided by the KCC. (www.kcc.go.kr).
*	The market share of broadband Internet service as of June 30, 2010 is the market share as of May 31, 2010, the latest available information.
*	The market share of SK Broadband calculated based on the subscriber number which is including resale By SK Telecom

(3)	Market Characteristics

KT maintained approximately 87.9% of the Public Switched Telephone Network (“PSTN”) market share as of December 31, 2010 despite increased marketing efforts by its competitors. For instance, SK Broadband began offering aggressive sales promotions to increase its PSTN subscribers by introducing tariff based on household unit and offering discounts on basic monthly fees and airtime usage charges. LG U+ also competes with its new tariff plan based on household unit called “YO”.

Although PSTN sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones and VoIP phone services over fixed phones and the paradigm shift from voice to data communications, KT is trying to mitigate the PSTN sales from further decrease by (i) increasing Average Revenue per User (“ARPU”) through sales of additional services, (ii) increasing customer satisfaction by offering optional calling plans and (iii) retaining existing customers through customer relationship management activities.

Competitions among mobile service providers over new subscribers continue to be intense, and overall revenue and subscriber growth have been slow. According to a report by KT Economics and Management Research Lab, penetration rates in terms of subscribers is showing signs of saturation, as it was 98% in 2009. We expected the penetration rate to be approximately 101% in 2010.

However, KT, as part of its growth strategy, plans to improve ARPU, particularly ARPU for data communication services, by providing innovative data services for smart phones utilizing Wi-Fi as well as WCDMA networks. As the sole iPhone provider in Korea, KT has successfully shifted the market competition from voice to data focused services. In addition to rapid iPhone sales, KT’s smartphone leadership is strengthened through the introduction of various handsets such as Andro One, an Android-based handset, as well as by offering competitive products such as one-month data roll-over program or one person data sharing plan (“OPMD”) tariff plan. As of June 30, 2010, KT had approximately 1.1 million smartphone subscribers.

To create marketing synergy with KT’s fixed services and to encourage loyal customers to churn-in and retain KT’s service, we introduced various services such as unlimited tariff plan among family members and ‘QOOK&SHOW Toong’ tariff plan, a bundled product for Internet, IPTV and PSTN services. Also, to provide differentiated services based on integration between fixed and mobile, “uCloud” service, a cloud computing service, and “Olleh KT club”, a fixed mobile integrated loyalty program, were introduced.

KT plans to maintain its leadership in smartphone market by continually improving its handset line-up, guaranteeing service quality, maintaining Wi-Fi leadership, and introducing new tariff to fulfill the customer needs.

As for broadband Internet, KT seeks to expand its subscriber base by offering high-quality services. In a market marked by intense price competition, KT aims to lead the market by supplying superior FTTH services to the competitor in terms of both speed and quality. KT’s ultimate goal is to be a market leader in offering the next generation of services, such as IPTV and VoIP, to its broadband subscribers by providing high Internet transmission speeds (100 Mbps) for common households.

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(4)	Status and Forecast of New Businesses

In order to overcome present market obstacles of limited growth in the voice service market and the sluggish growth in the broadband Internet service market, KT has been actively involved in developing a wide range of new businesses with growth prospects.

KT aims to create a digital entertainment world that will enrich its customers’ lives through a ubiquitous environment, which can be accessed through various terminals anytime, anywhere. Furthermore, KT aims to offer customers convenient solutions that they may freely use without time or location limitations and business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, KT strives to become a company that aids its clients in meeting their goals and enhancing their value.

SHOW WiBro enables portable broadband Internet access services, allowing universal Internet access with high transmission speeds through personal handsets or laptop computers. WiBro was first commercialized in the world using Korean technology, and KT successfully provided commercial WiBro services in limited areas in 2006. Since April of 2007, KT has actively been seeking to provide WiBro services in the Seoul metropolitan area, including various major buildings and university campuses. In October 2008, WiBro services in the Seoul metropolitan area was extended to 19 neighboring cities and the service speeds became twice as fast. Currently, anyone may utilize KT WiBro services with personal computers, WiBro-compatible laptop computers, WiBro phones, which combine CDMA mobile phones with WiBro service, Portable Media Players, navigation devices or Dongle, a USB device that can be connected to any laptop computer. In addition, Egg, which is a portable Access Point Device (“AP”) launched at the beginning of 2009, enables customers to enjoy WiBro service with various Wi-Fi embedded devices. KT will continuously try to expand its array of digital devices that are compatible with WiBro services. KT will promote a mobile culture for its customers through KT WiBro, which shall offer not only basic Internet access but also other individually tailored services, such as combined webmails, two-way visual communications, remote controlled home computers, information services linked with real-time search functions and mobile UCC to its users. As a fixed-mobile integrated company after the merger, KT will introduce new services through the convergence of WCDMA, Wi-Fi and WiBro (“3W”), and thus lead the Mobile 2.0 generation, the next generation of mobile communications.

In October 2009, KT introduced QOOK&SHOW, the first FMC service in Korea. QOOK&SHOW enables subscribers to enjoy both Wi-Fi as well as WCDMA on a single handset at a considerably low tariff. In addition, KT launched the world’s first 3W based smart phone. KT is vitalizing the mobile data market by enhancing customers’ convenience while reducing existing tariff levels. In the past, the telephone business was a growth engine for KT; however, wireless data is now considered as a new core engine for future growth. To boost the wireless data business, KT has implemented lower mobile data tariff, development of various devices and prevalence of mobile Internet software through the open market. Going forward, KT will continue to promote innovative convergence business, such as integration of services and contents for mobile, internet, IPTV, SoIP (collectively, “N-Screen”) and provide more home network services. In addition to VoIP handsets for voice and video calls, KT plans to introduce tablet-type media phone device with multimedia functions including VoIP calls in the fourth quarter 2010. Together with pad-style devices, KT plans to lead the tablet handset market.

QOOK TV is a service that integrates telecommunications and broadcasting services, brought about by accelerated development of high speed broadband Internet and fast conversion of contents into multimedia. QOOK TV is a service that provides traditional Internet services, such as information searches, games, message exchanges, and shopping with VOD services, which allow users to watch a variety of contents, such as movies, dramas and educational programs, at any time. From the second half of 2007 to October of 2008, only non-real time VOD services and interactive services were provided due to regulatory restrictions. However, after the enactment of the Korean Internet Multimedia Broadcasting Business Law by the National Assembly in December 2007 and the granting of the IPTV business license to KT on September 8, 2008, KT has been able to provide real-time broadcasting IPTV service starting November 17, 2008. KT provides 92 IPTV channels, 90,000 VOD programs and 84 two-way services as of June 2010. In February 2010, KT introduced the first Open IPTV, where KT broadcast channels and VODs produced by its subscribers.

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In order to maintain and expand its subscriber base and heighten competitive edge, KT’s Internet phone provides video communication, SMS and a variety of daily life related services (home ATM, traffic and local news information) in addition to its voice transmission services. As a result of continuous efforts to add new subscribers, KT had 1.7 million of VoIP subscribers as of December 31, 2009. Furthermore, the customer base for video services have gradually expanded due to the variety of terminal line-up from mid-end type (LCD 4’) to high-end type (LCD 7’). Meanwhile, to secure a stable revenue base, KT is trying to maintain PSTN subscribers through bundling and long-term contracts. By providing VoIP phones as a second phone to PSTN subscribers, KT anticipates more revenue being generated from the VoIP business. KT plans to solidify its customer base through the creation of a new market by offering convergent terminals with value added services and integrated applications.

KT believes that its new businesses will not only bring about new sources of revenue for the company, but also assist KT in maintaining its current fixed-line market share as well as promote its competitiveness in the broadband Internet service market. KT, leveraging on its past success, intends to continue developing new businesses so that it can become a pioneer in the areas of fixed line to mobile consolidation, convergence of telecommunications and broadcasting, and other cross-industry convergence.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

2. Matters Related to Revenue

A. Performance in Terms of Revenue

(Unit: In Millions of Won)

Items	1H of 29th Fiscal Year (2010)	28th Fiscal Year (2009)	27th Fiscal Year (2008)
Internet Connection	971,322	1,954,639	2,059,088
Internet Application	253,394	431,909	359,462
Data	662,068	1,450,217	1,650,121
Telephone	1,704,214	3,603,155	3,938,712
LM	494,774	1,154,094	1,393,605
Wireless	3,429,519	4,266,371	1,006,638
System Integration	142,289	232,546	248,425
Real Estate	154,229	286,870	245,840
Handset	1,982,259	2,498,845	855,145
Others	14,625	27,528	27,799
Total	9,808,693	15,906,174	11,784,835

*	The revenue from KTF from June 2009 has been included as the result of the merger according to the K-GAAP.

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B. Routes and Methods of Sales

(1)	Marketing Organizational Structure

(2)	Sales Path

•	Customer center and branch offices offer sales of goods and customer services.

•	Subscription to goods and services through the Internet (www.qook.co.kr) and sales persons in branch offices

•	Attracting new subscribers through sales agencies

(3)	Methods and Conditions of Sales

(a) Sales Methods

•

Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or a partial flat rate system, and broadband Internet access service is operated on a flat rate system.

•	Sale of terminals may involve installment payments.

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•	Rental of terminals is charged on a monthly basis, and a discounted rate is applied during the contract period.

•	Distribution fees are charged upon installation and additional periodic maintenance fees.

(b) Conditions for Sales

•	Discount of Service Fees in accordance with the Subscription Period

Category	1 Year	2 Years	3 Years	4 Years
QOOK Internet	5%	10%	15%	20% (limited to Special	)
KORNET (Express/Premium)	5%	10%	15%	—
QOOK TV (Live/VOD)	5%	10%	20%	—

•	Additional discounts available for subscribers who have used the following services for at least 3 years

Category	After 3 Year	After 4 Years	After 5 Years	Note
QOOK Internet	2%	3%	5%	—
KORNET (Express/Premium)	2 (When subscribers sign up for an additional 1 year agreement)%	3 (When subscribers sign up for an additional 2 year agreement)%	5 (When subscribers sign up for an additional 3 year agreement)%	When subscribers enter into an additional agreement

*	In the case of QOOK Internet, there are no additional discounts for subscribers who have used the service for more than 3 years if they renewed the long-term contract or signed for bundling after November 1, 2008.

•	Additional discounts available for QOOK Internet subscribers who renewed their contract

Category	Renewal for 1 year	Renewal for 2 years	Renewal for 3 years	Renewal for 4 years
Type A	KRW 1,000	KRW 2,000	KRW 3,000	KRW 4,000
Type B	—	5%	10%	—

*	Additional discount rates for the subscribers who renewed their long-term contracts before November 1, 2008 are 3% for renewal for 2 years and 5% for renewal for 3 years. Renewal of the existing contract is required to receive the current discount rates.
*	Additional discount rate is not available for long-term subscribers who already receive the current discount rates.

•	Optional discount for SHOW in accordance with the Subscription Period (SHOW-king sponsor basic type)

Period of subscription
Monthly fee	12 months	18 months	24 months
KRW 30,000 Up to KRW 40,000	Discount up to KRW 3,000	Discount up to KRW 5,000	100% discount (up to KRW 10,000)

More than KRW 40,000	10% discount

•	Discount for SHOW mobile Gold/i plan (SHOW-king sponsor for Cold/i type)

(Unit: Won)

Gold type plan	SHOW free 150	SHOW free 250	SHOW free 350	SHOW free 450	SHOW free 650	SHOW free 850	SHOW free 2000
Amount of discount per month	2,500	5,000	7,000	11,000	12,000	14,000	25,000

15

i Type Plan	Slim	Lite/Talk	Medium	Special	Premium
Amount of discount per month	5,000	8,000	13,000	16,000	22,000

•	Major Bundling Discounts

QOOK Internet plus SHOW	QOOK Internet	SHOW
	3% to 10% additional discount for service fees according to Agreement terms	10% discount for monthly service fees (5% for QOOK Internet subscriptions without long-term discount agreements)
QOOK Internet plus KT WIBRO	QOOK Internet	KT WIBRO
	3% to 10% additional discount for service fees according to Agreement terms	None (instead NESPOT family provided free of charge)
QOOK Internet plus QOOKTV	QOOK Internet	QOOKTV
	3% to 10% additional discount for service fees according to Agreement terms	3% to 10% additional discount for service fees according to Agreement terms

*	Please refer to the explanations for each service provided on their respective websites or the relevant terms and conditions for further details.

(4)	Sales Strategy

Our main sale strategy is to provide differentiated experience for our customers by providing various bundled products at competitive prices.

(a) Mobile Service

•	Enhancing leadership and competitiveness in smart phone & FMC service by introducing iPhone: Increasing the sales of smart phones and FMC phones

•	Strengthen competitiveness by utilizing Wi-Fi network: Providing free Wi-Fi access to those who subscribe special smart phone tariff plans

•	Controlling marketing expenses by introducing a new sales program which provides special tariff discount instead of handset subsidy

•	Strengthen customer retention policy targeting the long-term contract customers whose contract period is matured.

•	Promote 3G migration in order to change the rules of the game from 2G CDMA to 3G WCDMA

•	Promote specialized high-quality products and increase sales through up-selling and retention of existing customers

(b) Broadband Internet Service

•	Strengthen competitiveness in both quality and speed by offering FTTH

•	Satisfy a diverse range of customer needs and provide differentiated services through development and offering of additional services

•	Promote specialized high-quality and optimized products and increase sales through up-selling and retention of existing customers

16

(c) Telephone Service

•	Minimize PSTN line loss by introducing new tariff scheme.

•	Provide more benefits to customers by bundling services.

•	Promote KT’s VoIP phones to existing PSTN subscribers as their second phones to increase PSTN+VoIP bundled subscribers.

•	Retain PSTN subscribers who wish to switch their PSTN phone to VoIP phone by offering our own VoIP solution.

•	Enhance ARPU by developing new business model.

(d) WiBro Service

•	Increase subscriber base by expanding distribution channels and terminal competitiveness.

•	Execute special marketing program (opening interactive stores, establishing WiBro U-Campus, launching a laptop rental businesses, target marketing toward securities companies)

•	Stimulate early market interest through promotional rate plans and package products

(e) IPTV Service

•	Promote QOOK TV products to our existing QOOK internet subscribers.

•	Expand client base by offering free set-top box rentals (with a 3-year subscription contract) and opportunities to experience KT services

•	Increase synergy with SkyLife, our satellite TV subsidiary, by providing hybrid product through which people can enjoy Satellite HD channels as well as VOD libraries.

(f) Bundling Service

•	Retain existing customers and acquire new 3G and Wibro subscribers by developing and promoting new bundling products

•	Promote customer retention through continued development and sale of package products of major services

3. Research and Development Activities

A. Research and Development Costs

(Units: In Millions of Won)

	Category	1H 2010	2009	2008	Note
	Raw Materials		—	—	—
	Labor Costs	27,165	59,490	69,256
	Depreciation	38,966	66,109	51,637	—
	Commissions	12	6,692	14,027	—
	Others	126,475	238,868	214,263	—
	Total R&D Costs	192,618	371,159	349,183	—
Accounting Treatment	Research and Ordinary Development Costs	123,863	235,079	251,141
	Development Costs (Intangible Assets)	68,755	136,080	98,042
	Percentage of R&D Costs over Revenue	1.96%	2.33%	2.96%	—

4. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	KT holds 5,293 domestic patents and 479 overseas patents as of June 30, 2010.

17

III. Financial Information

1. Summary of Financial Statements (Non-Consolidated)

(in Millions of Won)

Classification	1H 2010	2009	2008	2007	2006
Current Assets	6,613,350	6,474,579	3,778,105	3,310,412	3,239,188
• Quick Assets	6,176,924	5,867,770	3,610,564	3,188,309	3,146,206
• Inventory	436,626	606,809	167,541	122,103	92,982
Fixed Assets	17,566,824	17,867,896	14,906,817	14,606,770	14,723,145
• Investments	1,387,767	1,274,670	3,517,906	3,458,580	3,661,067
• Tangible Assets	13,789,725	14,203,832	10,428,674	10,448,618	10,398,084
• Intangible Assets	1,075,178	1,206,587	397,046	439,738	470,782
• Other Non-Current Assets	1,314,154	1,182,807	563,191	259,834	193,212
Total Assets	24,180,374	24,342,475	18,684,922	17,917,182	17,962,333
Current Liabilities	5,926,362	5,684,276	2,585,875	2,991,341	3,270,249
Fixed Liabilities	7,627,948	8,259,945	7,267,158	6,065,948	6,143,004
Total Liabilities	13,554,310	13,944,221	9,853,033	9,057,289	9,413,253
Capital	1,564,499	1,564,499	1,560,998	1,560,998	1,560,998
Capital Surplus	1,449,575	1,448,569	1,440,633	1,440,777	1,440,910
Capital Adjustments	(1,262,253)	(2,165,728)	(3,994,736)	(3,983,929)	(3,817,717)
Accumulated Comprehensive Income	(41,892)	(44,542)	10,879	(818)	10,978
Retained Earnings	8,916,135	9,595,456	9,814,115	9,842,865	9,353,911
Total Capital	10,626,064	10,398,254	8,831,889	8,859,893	8,549,080

(in Millions of Won)

Classification	1H 2010	2009	2008	2007	2006
Sales	9,808,693	15,906,174	11,784,835	11,936,382	11,856,009
Operating Income	1,154,086	611,550	1,113,389	1,433,722	1,756,228
Net Income	716,204	516,533	449,810	981,967	1,233,449

18

2. Summary of Financial Statements (Consolidated)

As of the end of December 31

(in Millions of Won)

Classification	2009	2008	2007	2006	2005
Current Assets	7,971,849	7,073,826	5,642,799	5,981,420	6,131,744
• Quick Assets	7,272,447	6,648,985	5,343,695	5,744,225	5,771,631
• Inventory	699,402	424,841	299,104	237,195	360,113
Fixed Assets	18,648,468	19,064,778	18,484,086	18,261,914	18,556,973
• Investments	561,370	546,000	470,195	533,947	792,669
• Tangible Assets	14,774,560	15,188,631	15,288,002	15,167,429	15,087,032
• Intangible Assets	1,279,500	1,474,238	1,735,323	1,959,591	2,133,199
• Other Non-Current Assets	2,033,038	1,855,909	990,566	600,947	544,073
Total Assets	26,620,317	26,138,604	24,126,885	24,243,334	24,688,717
Current Liabilities	6,941,223	5,241,028	5,078,621	5,423,115	4,822,341
Fixed Liabilities	9,011,655	9,809,678	7,910,498	8,122,915	9,476,442
Total Liabilities	15,952,878	15,050,706	12,989,119	13,546,030	14,298,783
Minority Interest	290,872	2,256,009	2,276,003	2,267,252	2,518,213
Capital	1,564,499	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,448,569	1,440,633	1,440,777	1,292,475	1,389,222
Capital Adjustments	(2,165,728)	(3,994,736)	(3,983,929)	(3,817,717)	(3,868,078)
Accumulated Comprehensive Income	(44,542)	10,879	142	5,772	(3,166)
Retained Earnings	9,573,769	9,814,115	9,843,775	9,400,068	8,786,413
Total Capital	10,667,439	11,087,898	11,137,766	10,697,304	10,389,934

For the years ended December 31 (in Millions of Won)

Classification	2009	2008	2007	2006	2005
Revenues	19,649,120	19,592,949	18,660,082	17,824,880	17,191,845
Operating Income	966,459	1,440,280	1,745,341	2,383,376	2,411,095
Income from Continuing Operations	607,300	539,337	1,096,774	1,509,721	1,365,010
Net Income	609,695	513,290	1,170,978	1,509,717	1,360,036
Consolidated Net Income	494,846	449,810	1,056,227	1,291,863	1,085,450
Number of Consolidated Companies	36	33	28	23	21

19

IV. Auditors’ Opinion

1. Auditor

1H 2010	1H 2009	2009	2008
Samil PwC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

2. Audit (or Review) Opinion

Term	Audit (or Review) Opinion	Issues noted
1st half, 2010	—	Not Applicable
1st half, 2009	—	Not Applicable
2009	Unqualified	Not Applicable
2008	Unqualified	Not Applicable
2007	Unqualified	Not Applicable

3. Remuneration for Independent Non-Executive Auditors for the Past Three Fiscal Years

A. Audit Contracts

(Units: In Millions of Won, Hours)

Term	Auditor	Contents	Fee	Total Hours
1st half, 2010	Samil PwC

2009	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	2,786	41,545

2008	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit Kaesong Branch Office audit US GAAP financial statements semi-annual review US GAAP financial statements audit	2,319	33,858

20

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees under the Board

A. Matters on the Board of Directors

(1)	Organization

As of June 30, 2010, Board of Directors of KT Corp. consists of 11 Directors. (3 Inside Directors and 8 Outsider Directors) Under the Board of Directors, KT has 6 different Committees as follows; Corporate Governance Committee , Audit Committee, Outside Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Executive Committee, Related-Party Transaction Committee. Also, the Board of Directors may establish another committee if necessary.

(2)	Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
First	Jan. 28, 2010	Proposal on assurance for Ansan U-Complex Business	Original proposal approved
		Approval of financial statements of the 28th term	Original proposal approved
		Business reports of the 28th Term	Original proposal approved
		Plan for issuance of bonds for 2010	Original proposal received
		Proposal on the reformation of corporate governance	Original proposal approved
Second	Feb. 11, 2010	Proposal on the amendment to the articles of incorporation	Amended proposal approved
		Agreement on the recommendation of non-independent Directors	Original proposal approved
		Proposal on the recommendation of members of audit committee	Original proposal approved
		Proposal on the limit on remuneration of Board of Directors	Original proposal approved
		Proposal on the compensation and payment system for Board of Directors	Original proposal approved
		Proposal on the amendment to the severance payment regulation for senior management	Original proposal approved
		Approval of financial statements of the 28th term	Original proposal approved
		Convocation of annual general meeting of shareholders of 28th term	Original proposal approved
		Report on operational condition of internal accounting management system	Original proposal received
		Proposal on the execution of call option on Skylife	Original proposal approved
		Report on ROA status and strategies for improvement of real estate business	Original proposal received
		Audit committee’s report on operational condition of internal accounting management system	Original proposal received
		Report on the validity of the audit committee	Original proposal received

21

Third	Mar. 12, 2010	Appointment of the Chairman of the Board of Directors and the proposal on the organization of committees under the Board of Directors	Chairman of BOD and members of committees appointed
		Amendment to the policies on the Board of Directors and committees	Original proposal approved
		Report on current status and plan for improvement of management performance of subsidiary companies	Original proposal received
		Report on acquisition of Keum-Ho Rent-A-Car and proposal on capital increase	Original proposal approved
		Report on transactions under 15 billion won with other entities for 2009	Original proposal received
		Plan for building hot-line for chairman of audit committee	Original proposal received
Fourth	Mar. 17, 2010	Approval on the payment for acquirement of new spectrum	Original proposal approved
Fifth	Apr. 29, 2010	Proposal on funding for Korea Mobile Internet Business Association	Original proposal approved
		Proposal on renewal contract for KIF investment fund	Original proposal approved
		Proposal on disposition of treasury shares for long-term performance based incentive payment	Original proposal approved
		Proposal on plans for the payment of long-term incentive for 2010	Conditionally approved
		Proposal on the method of payment for granted stock-options in the past	Original proposal approved
		Plan for postponed incentive payment	Original proposal approved
		Report on statement of accounts for the first quarter of 2010 fiscal year	Original proposal received
Sixth	May. 14, 2010	Proposal on C project plan	Original proposal approved
		Proposal on disposition of newly established non-car rental business unit of KT Rental	Original proposal approved

(3)	The Status of Committees under the Board of Directors

(a) Organization of the Committees under the Board of Directors (As of June 30, 2010)

22

Title	Organization	Name (after March 12, 2010)	Purpose of Establishment and Authority	Note (Before March 12, 2010)
Corporate Governance Committee	4 Outside Directors, & 1 non-independent Directors	Choon Ho Lee (Chairperson) E. Han Kim Jeung Soo Huh Chan-Jin Lee Hyun-Myung Pyo	Improvement of Corporate Governance	E. Han Kim (Chairman), Jeong-Suk Koh Si Chin Kang, Joon Park , Choon Ho Lee, Hyun Myung Pyo

Evaluation & Compensation Committee	4 Outside Directors	Jeung Soo Huh (Chairperson) Choon Ho Lee Jong-Hwan Song Chan-Jin Lee	Management Agreement with the CEO and Assessment	Jeong-Suk Koh (Chairperson) In-Man Song Choon Ho Lee, Jeung Soo Huh

Executive Committee	3 non-independent Directors	Suk Chae Lee (Chairperson) Sang Hoon Lee Hyun Myung Pyo	Management and financial matters authorized by the Board of Directors	Suk-Chae Lee (Chairperson) Sang Hoon LeeHyun Myung Pyo

Related-party Transaction Committee	4 Outside Directors	Jeong-Suk Koh (Chairperson) Joon Park Jong-Hwan Song Hae Bang Chung	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Joon Park (Chairperson) Jeong Suk Koh Choon Ho Lee Jeung Soo Huh

Outside Director Candidate Recommendation Committee	See V. Management and Affiliated Companies 1. Overview of the Board of Directors and Committees under the Board A. Matters on the Board of Directors (4) Independency of the Board of Directors			—

Audit Committee	See V. Management and Affiliated Companies B. Audit Committee			—

(b) Activities of the Committees under the Board of Directors

Corporate Governance Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors				Executive Directors
			Choon Ho Lee	E. H Kim	Jeung Soo Huh	Chan Jin Lee	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
May. 26	Proposal on management plan of Corporate Governance Committee for 2010	Original proposal approved	For	For	For	For	For

23

Evaluation & Compensation Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Jeong Suk Koh	InMan Song	Choon Ho Lee	Jeung Soo Huh
			Attendance 100%	Attendance 86%	Attendance 40%	Attendance 100%
Voting Result

Jan. 27	Result of CEO management assessment for 2009	Original proposal approved	For	For	Absent	For
	Proposal on payment system for CEO and standing directors	Original proposal approved	For	For	Absent	For

Feb. 10	Proposal on the Limit on remuneration of Directors for 2010	Original proposal approved	For	For	Absent	For
	Proposal on remuneration standards and payment methods for Standing Directors	Original proposal approved	For	For	Absent	For
		Original proposal approved	For	For	Absent	For

Feb. 25	CEO management goal for 2010	Re-Proposition	Against	Against	Absent	Against

Mar. 5	CEO management goal for 2010	Original proposal approved	For	Absent	For	For

*	Members of the committee re-elected on March 12, 2010: (Jeong Soo Huh, Choon Ho Lee, Jong Hwan Song, and Chan Jin Lee)

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Jeong Soo Huh	Choon Ho Lee	Jong Hwan Song	Chan Jin Lee
			Attendance 100%	Attendance 40%	Attendance 100%	Attendance 100%
Voting Result

Apr. 28	Proposal on Long-term incentive payment for 2009	Original proposal approved	For	For	For	For
	Proposal on Long-term incentive grant in 2010	Original proposal approved	For	For	For	For
	Proposal on the method of payment for granted stock-options in the past	Original proposal approved	For	For	For	For

24

Executive Committee

Meeting Date	Agenda	Results of discussion	Executive Directors
			Suk-Chae Lee	Sasng Hoon Lee	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 100%
Voting Result

Jan. 18	Establishment and, relocation of branches, Change in branch name, and closing of branches	Original proposal approved	For	For	For

Jan. 25	Proposal on issuance of corporate bonds in 1Q and 2Q 2010.	Original proposal approved	For	For	For

Mar.8	Proposal on branch name change and branch relocation	Original proposal approved	For	For	For

Mar. 22	Proposal to donate certain facilities regarding the establishment of broadband mobile traffic information system	Original proposal approved	For	For	For

Mar. 23	Proposal to award 2010 KT –IT Scholarship	Original proposal approved	For	For	For

Apr. 5	Proposal to award KT Company-Labor Union Youth Scholarship	Original proposal approved	For	For	For

Apr. 8	Relocation of Branches	Original proposal approved	For	For	For

Apr. 21	Establishment of new branch	Original proposal approved	For	For	For

May 7	Proposal on sponsorship for ‘Daegu FC’	Original proposal approved	For	For	For

May 19	Sponsoring Korea Digital Media Industry Association	Original proposal approved	For	For	For

May 27	Relocation of Branches	Original proposal approved	For	For	For

(4)	Independency of the Board of Directors

(a) Independency of appointing BOD members

In order to secure the independency and transparency, all candidates to the Board of Directors should be selected and must get approvals from the general meeting of shareholders. Also, the outside research and advisory service can be done if necessary.

(b) Appointment of new Directors

25

Name	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Choon Ho Lee	Media Business	Outside Director Candidate Recommendation Committee	Corporate Governance Committee(Chairman)/ Evaluation & Compensation Committee	No

Jeung Soo Huh	New Energy Business	Outside Director Candidate Recommendation Committee	Corporate Governance Committee/ Evaluation & Compensation Committee(Chairman)	No

Jong Hwan Song	Global Business	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee / Related-party Transaction Committee	No

Chan Jin Lee	Broadcasting/Telecommunication and Internet	Outside Director Candidate Recommendation Committee	Corporate Governance Committee/ Evaluation & Compensation Committee	No
Jong Hwan Song	Global Business	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee / Related-party Transaction Committee	No

Chan Jin Lee	Broadcasting/Telecommunication and Internet	Outside Director Candidate Recommendation Committee	Corporate Governance Committee/ Evaluation & Compensation Committee	No

(c) Establishing separate committee to appoint new directors

Name	Outside Directors	Note
E. Han Kim	O	The number of the outsider Directors should be more than 50%
Jeong Suk Koh	O
Joon Park	O
Choon Ho Lee	O
Jeung Soo Huh	O
Hyun Myung Pyo	X

Outside Director Candidate Recommendation Committee

26

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors					Executive Director
			E. Han Kim	Jeong-Suk Koh	Joon Park	Choon Ho Lee	Jeung Soo Huh	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result

Jan. 21	Plan on supporting recommendation of outside director candidate	Original proposal approved	For	For	For	For	For	For

Jan. 28	Selecting outside director candidate	Original proposal approved	For	For	For	For	For	For

Feb. 8	Finalization of outside director candidates	Original proposal approved	For	For	For	For	For	For

B. Audit Committee

(1)	Matters on Audit Institution

(a) Establishment and Method of Organization of Audit Committee (Auditors)

•	Purpose of operational regulations for Audit Committee

•	To regulate matters necessary for effective operation of Audit Committee

•	Rights and Duties

•

The Audit Committee may audit the Company’s accounting and business affairs, and demand, whenever necessary, Directors of the Company to report on the relevant matters thereof. The Committee may handle the matters provided for under the relevant statutes, the Articles of Incorporation or the operational rules of the Audit Committee and those matters authorized by the Board of Directors.

•	Members of the Audit Committee shall be appointed by a resolution of the general meeting of shareholders, and at least one financial expert must be appointed as a member.

(b) The Audit Committee’s Internal Procedures for Access to Management Information Necessary for Audit

•	Types of Meetings

•	The Committee shall hold a regular meeting in the first month of every quarter of each year and may hold an extraordinary meeting whenever necessary

•	Right of Convocation

•	The Audit Committee Meeting shall be convened by the Chairman of the Committee upon the request of the President or a member of the Committee.

•	Convocation Process

•

The Chairman shall send every member of the Committee a notice specifying date, location and agenda of the meeting through facsimile, telegram, registered mail or other electronic measures, at least 3 days prior to the date of the meeting

•	The Committee shall deliberate on or resolve the following matters:

•	Matters on the General Meeting of Shareholders

•	Request to the Board of Directors to convene an Extraordinary Meeting of Shareholders

•	Investigate and testify on agenda of, and documents provided at, the General Meeting of Shareholders

•	Matters on Directors and Board of Directors · Report to the Board of Directors on a Director’s activities that are in violation of relevant statutes or the Articles of Incorporation

27

•	Preparation and submission of Audit Report on financial statements that are to be submitted to the General Meeting of Shareholders

•	Injunction on illegal activities of a Director

•	Request for a report on the performance of Directors

•	Assessment report of operational status of internal accounting management system

•	Assessment report on Audit Committee

•	Matters authorized by the Board of Directors

•	Matters on Audit

•	Request on performance of Directors or investigation on business and financial status of the Company

•	Investigation on subsidiaries under the Commercial Code

•	Receipt of report from a Director

•	Representation of the Company in a lawsuit between a Director and the Company

•	Decision on institution of a lawsuit upon a minority shareholder’s request for institution of a suit against Directors

•	Approval for appointment, change or dismissal of an external auditor (the “Auditor”)

•	Receipt of reports made by the Auditor on a Director’s misconduct in the course of performing his duties or a material fact that is in violation of relevant statutes or the Articles of Incorporation

•	Receipt of reports made by the Auditor on the Company’s violation of accounting standards, etc.

•	Assessment on audit of the Auditor

•	Assessment on independence of the Auditor

•	Pre-approval on services provided by the Auditor

•	Auditing plans for the year and the audit result

•	Assessment on the internal control system

•	Verification of corrective measures regarding audit results

•	Approval for appointment and proposal for dismissal of a person in charge of internal audit

•	Review of feasibility of material accounting policies and change in accounting estimates

•	Review on soundness and propriety of corporate financing and accuracy of financial reports

•	Establishment of whistle-blowing system

•	Other Matters Provided by the Relevant Statutes and the Articles of Incorporation

•	The Audit Committee may, whenever necessary, require internal audit organization to separately report on its audit activities.

28

(c) Personal Information of Members of the Audit Committee (As of June 30, 2010)

Name	Experience		Note
Joon Park	• • •	Master of Laws(LL.M.), Harvard Law School Attorney-at-law, Kim & Chang, Seoul (Present) Professor, College of Law, Seoul National University	Outside director

E. Han Kim	• • •	Ph.D. in Finance, State University of New York Independent Director, POSCO Non-Executive Chairman of the Board of Directors (Present) Endowed Chair Professor and Director of Financial Research	Outside director

Jeong Suk Koh	• • •	Ph. D, Management, Sloan School of Management, MIT MS, Management, Korea Advanced Inst. Of Science and Technology (Present) CEO, Ilshin Investment Co., Ltd.	Outside director

Hae Bang Chung	• • •	M.A in Economics, Vanderbilt University 6th Deputy Minister, the Ministry of Strategy and Planning (Present) Professor, College of Law, Konkuk University	Outside director

(2)	Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion	Note
First	Jan.27	Approval of financial statements for 28th term	Original proposal approved	—
		Report of business report for 28th term	Original proposal approved
		Report of final audit for fiscal year 2009	Conditional approved

Second	Feb. 11	Appointment and remuneration of independent auditor for consolidated companies for fiscal year 2010	Original proposal approved	—
		Report on operating result of internal accounting management system of fiscal year 2009	Original proposal received
		Report on operational condition of internal accounting management system of fiscal year 2009 (prepared by audit committee)	Original proposal received
		Report on validity of the audit committee	Original proposal received

Third	Feb. 25	Report on agenda of the annual general meeting of shareholders for 28th term and result on document investigation	Original proposal received	—
		Audit report for the annual general meeting of shareholders for 28th term	Original proposal received
		Report on audit records of 2009 and audit plan for 2010	Original proposal received
		Written opinion on operational status of internal compliance device of the audit committee	Original proposal received
Fourth	Mar. 17	Appointment of the chairman of Audit committee	Chairman appointed	—
		Approval of remuneration of independent auditor for consolidated companies for fiscal year 2010	Original proposal approved
		Report on the result of consolidated statement of account for fiscal year 2009	Original proposal received
Fifth	Apr. 26	Approval of remuneration of independent auditor for consolidated companies for fiscal year 2010	Original proposal approved	—
		Report on statement of accounts for the first quarter of fiscal year 2010	Original proposal received
		Report of audit performance for the first quarter of 2010 and audit plan	Original proposal received
Sixth	June. 24	Report on filing of Form 20-F for fiscal year 2009	Original proposal received	—

29

C. Matters on Shareholder’s Exercise of Voting Right

(1)	Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system following the completion of the privatization process in 2002.

(2)	Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)

(3)	Exercise of Minority Shareholders’ Rights

The minority shareholders’ rights were exercised most recently at the 24th General Meeting of Shareholders in 2006.

24th General Meeting of Shareholders (March 10, 2006)

Shareholder	Contents of the Minority Shareholder’s Right	Purpose of Exercise	Result	Note
Jai Sik Ji and others	Shareholder proposal on the subject matter of the general meeting of shareholders	Recommendation of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-14 of the Securities and Exchange Act
Jai Sik Ji and others	Request for cumulative voting	Request for cumulative voting for appointment of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-18 of the Securities and Exchange Act

D. Remuneration to Executive Officers

(1)	Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

30

(Unit: Hundred Million Won)

Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
3 Non-Independent Directors	5.73	65	1.91	—	—	—
8 Outside Directors	2.5		0.3	—	—	—

*	Performance-based compensation made at year end.

(2)	Grant and Exercise of Stock Option

As of June 30, 2010	(Unit: Won, Shares)

Holder	Position	Date of	Shares to be given upon	Type of	Changed Volume			Unexercised	Period for Exercise	Exercise Price
		Grant	exercise	Share	Granted	Exercised	Revoked
Jung Woong Kim	Outside Director	9/8/2003	Treasury Shares	Common Shares	7,120	3,596	3,524	0	9/9/2005 to 9/8/2010	41,711
Il Choing Nam	Outside Director	9/8/2003	Treasury Shares	Common Shares	7,120	—	3,524	3,596	Same as above	41,711
Sung Chul Chun	Outside Director	9/8/2003	Treasury Shares	Common Shares	7,120	—	3,524	3,596	Same as above	41,711
Young Ju Cho	Standing Director	9/8/2003	Treasury Shares	Common Shares	43,154	—	2,345	40,809	Same as above	41,711
In Moo Huh	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	28,769	—	25,533	3,236	Same as above	41,711
Ju Young Song	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	28,769	27,245	1,524	0	Same as above	41,711
Min Hee Lee	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711
Soo Sung Jung	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711
Seo Hwan Cho	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711
Hyun Myung Pyo	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711
Heon Chul Shin	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	19,779	1,798	Same as above	41,711
Moon Ho Lee	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711
Tae Bum Noh	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	7,975	13,602	Same as above	41,711
Ki-Chul Kim	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711

31

Hyun Joon Kang	Standing Director	9/16/2003	Treasury Shares	Common Shares	5,200	—	2,200	3,000	9/17/2005 to 9/16/2010	57,000
Hee Chang Noh	Standing Director	2/4/2005	Treasury Shares	Common Shares	60,000	—	16,847	43,153	2/5/2007 to 2/4/2012	54,600
Hong Ki Kim	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	3/5/2007 to 3/4/2012	42,684
Jae Chul Lee	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Ki Kwon Do	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Deok Nam Hwang	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Hoon Han	Non-standing Director	3/4/2005	Treasury Shares	Common Shares	21,577	—	5,967	15,610	Same as above	42,684
Young Do Hong	Non-standing Director	3/4/2005	Treasury Shares	Common Shares	21,577	—	3,736	17,841	Same as above	42,684
Tae Keun Kim	Non-standing Director	3/4/2005	Treasury Shares	Common Shares	21,577	—	3,736	17,841	Same as above	42,684
Total	—	—	—	—	452,503	30,841	107,252	314,410	—	—

The weighted-average of the non-exercise stock option: Won 43,871.

(1) In compliance with the Merger Agreement, the former KTF’s unexercised stocks were reflected in adjustment of numbers and exercise price according to the merger ratio (addition of total 319,665 stocks).

(2) Position is as of the date of the stock option grant.

(3) Difference between the number of shares granted and the number of shares with stock option unexercised is due to adjustment of number of granted shares that are dependent on management results and duration of continuous service.

32

2. Equity Investment

[As of December 31, 2009]	(Unit : In Share, Millions of Won, %)

Name of Company or Item	Purpose	Beginning Balance			Increase (Decrease)			End Balance			Financial Facts (Latest fiscal year)
		Number of Shares	Equity Ratio	Book Value	Number of Shares	Acquisition (disposal)	P/L on Valuation	Number of Shares	Equity Ratio	Book Value	Total Asset	Net Profit
KT Powertel Co. Ltd.	Business promotion	7,771,418	44.9%	37,419	—	—	4,859	7,771,418	44.9%	42,278	162,395	10,833
KT Networks Corporation	Business promotion	2,000,000	100.0%	48,684	—	—	(2,504)	2,000,000	100.0%	46,180	136,257	(2,811)
KT Linkus co., Ltd.	Business promotion	2,941,668	93.8%	6,282	—	—	1,665	2,941,668	93.8%	7,947	69,598	1,706
Telecop Service Co. Ltd.	Business promotion	5,765,911	88.8%	26,045			2,519	5,765,911	88.8%	28,564	130,276	2,836
KT Hitel	Active in management	22,750,000	65.9%	120,078	—	—	(560)	22,750,000	65.9%	119,518	213,976	(1,545)
KT Submarine Co., Ltd.	Active in management	1,617,000	36.9%	24,370	—	—	1,613	1,617,000	36.9%	25,983	101,679	5,688
KT Commerce, Inc.	Business promotion	266,000	19.0%	1,782	—	—	(175)	266,000	19.0%	1,607	45,782	(921)
KT Technologies, Inc (Former. KTF Technologies, Inc.)	Business promotion	1,146,962	78.8%	0	4,000,000	20,000	(20,000)	5,146,962	93.8%	0	109,721	(7,256)
KT Rental Co., Ltd.	Business promotion	6,800,000	100.0%	69,074	(181,954)	109,739	(25,829)	6,618,046	58.0%	152,984	1,023,062	7,972
KT Capital Co., Ltd.	Business promotion	20,200,000	73.7%	126,092	—	—	9,249	20,200,000	73.7%	135,341	1,967,673	12,282
Sidus FNH Co.	Business promotion	2,297,000	51.0%	3,522	—	—	314	2,297,000	51.0%	3,836	25,386	611
Nasmedia Co., Ltd	Business promotion	1,767,516	50.0%	23,051			(580)	1,767,516	50.0%	22,471	66,281	1,787
Softnix Co. Ltd.	Business promotion	120,000	53.3%	610			(203)	120,000	53.3%	407	876	(381)
Information Premium Edu	Business promotion	600,000	100%	3,031	—	—	(1,617)	600,000	100.0%	1,414	1,678	(1,344)
KT new business investment fund No.1	Business promotion	100	90.9%	10,112	—	10,000	89	100	90.9%	20,201	22,512	59
KT Data System Co., Ltd.	Business promotion	2,400,000	95.3%	19,616	—	—	2,540	2,400,000	95.3%	22,156	102,630	2,213

33

KT mhows Co., Ltd.	Business promotion	510,000-	51.0%	3,344	—	—	(119)	510,000	51.0%	3,225	18,003	(228)
KT M&S Co., Ltd.	Business promotion	30,000,000-	100%	37,564	—	—	(10,289)	30,000,000	100.0%	27,275	233,627	16,140
KT Music Co., Ltd. (Former KTF Music Co., Ltd.)	Business promotion	14,494,258	48.7%	17,417	—	—	(1,184)	14,494,258	48.7%	16,233	31,630	(502)
KT Innotz	Business promotion	600,000	60.0%	3,000	—	—	(951)	600,000	60.0%	2,049	3,468	(1,585)
KT Capital Media Contents Investment Fund No. 2	Business promotion	—	43.5%	3,045	—	—	4	—	43.5%	3,049	7,097	8
Gyeonggi-KT Green Growth Investment Association	Business promotion	—	40.3%	12,480	—	—	69	—	40.3%	12,549	31,124	172
KeumHo Rent-a-Car Global	Business promotion	—	—	—		1,924	(7)	115,625	50.0%	1,917	10,791	(9,282)
Korea Digital Satellites Broadcasting	Business promotion	9,028,000	22.8%	12,857	3,680,000	—	8,342	12,708,000	32.1%	21,199	507,440	21,606
Korea Telecom America, Inc.(USA)	Business promotion	6,000	100.0%	4,064	—	—	269	6,000	100.0%	4,333	5,797	115
Korea Telecom Japan Co., Ltd.(Japan)	Business promotion	12,856	100.0%	3,995	—	—	461	12,856	100.0%	4,456	16,685	130
Korea Telecom China Co., Ltd.(China)	Business promotion	—	100.0%	2,160	—	—	(297)	—	100.0%	1,863	1,879	(365)
New Telephone Company, Inc. (Russia)	Business promotion	5,309,189	80.0%	168,654	—	—	4,403	5,309,189	80.0%	173,057	243,839	16,009
KTSC Investment Management B.V.	Business promotion	82,614	60.0%	36,275	—	—	(1,140)	82,614	60.0%	35,135	63,391	(2,318)
PT.KT Indonesia	Business promotion	198,000	99.0%	108	—	—	(35)	198,000	99.0%	73	74	(42)

34

VI. Employees

1. Current Status of Employees

(Unit: Persons, Years, Millions of Won)

Type	Number of Employees			Average Years in Continuous	Total Payroll	Average Payroll per Person	Note
	General	Other	Total	Service
Total	30,658	192	30,800	18.5	912,450	29.57	—

1)	Number of employees: As of June 30, 2010 (excluding executive directors)
2)	Average years in continuous services: Average number of years calculated by employees providing services as of June 30, 2010 (including former KTF)
3)	Average payroll per person: Calculated by average number of employees (30,855) over the year, not end of year (30,800)
*	Average payroll per person = total payroll / average number of employees

35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 13, 2010
KT Corporation

By:	/S/ THOMAS BUM JOON KIM
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/S/ YOUNG JIN KIM
Name:	Young Jin Kim
Title:	Director

36

Exhibit 99.1

KT Corporation

Non-Consolidated Financial Statements

June 30, 2010

KT Corporation

Index

June 30, 2010

Page(s)

Report of Independent Accountants	1 – 2

Non-Consolidated Financial Statements

Statements of Financial Position	3 – 5

Statements of Income	6

Statements of Changes in Shareholders’ Equity	7 – 8

Statements of Cash Flows	9 – 11

Notes to Non-Consolidated Financial Statements	12 – 42

Report of Independent Accountants

To the Board of Directors and Shareholders of

KT Corporation

We have reviewed the accompanying non-consolidated statement of financial position of KT Corporation (the “Company”) as of June 30, 2010, the related non-consolidated statements of income for the three-month and six-month periods ended June 30, 2010, and changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2010, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our review. The Company’s non-consolidated statements of income for the three-month and six-month periods ended June 30, 2009, and changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2009, presented herein for comparative purposes, were reviewed by other accountants whose report dated August 7, 2009, stated that nothing had come to their attention that caused them to believe that the June 30, 2009 financial statements were not presented fairly, in all material respects, in accordance with accounting principles for preparing quarterly and semi-annual financial statements in the Republic of Korea.

We conducted our review in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

The non-consolidated statement of financial position of the Company as of December 31, 2009, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, were audited by other auditors, who expressed an unqualified opinion on those financial statements in their audit report dated February 23, 2010. These financial statements are not included in this review report. The non-consolidated statement of financial position as of December 31, 2009, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2009.

Without affecting our review results, as discussed in Note 24 to the non-consolidated financial statements, the Company merged with KT Freetel Co., Ltd. on June 1, 2009.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

August 9, 2010

This report is effective as of August 9, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation

Non-Consolidated Statements of Financial Position

June 30, 2010 and December 31, 2009

(Unaudited)

(in millions of Korean won)	2010		2009

Assets

Current Assets
Cash and cash equivalents, net (Notes 3 and 22)	(Won)	1,515,961	(Won)	1,289,823
Short-term investment assets (Note 3)		123,563		284,755
Trade accounts receivable, net (Note 21)		3,615,356		3,490,369
Other receivables, net		193,033		197,791
Accrued revenues		16,256		11,560
Advance payments		72,689		59,255
Prepaid expenses		137,841		88,141
Prepaid income taxes		—		24,494
Current derivative instruments assets (Note 12)		159,406		—
Current deferred income tax assets		341,749		421,212
Inventories, net (Note 4)		436,626		606,809
Other current assets		1,070		370

Total current assets		6,613,550		6,474,579

Long-term financial instruments (Note 3)		8		5
Available-for-sale securities (Note 5)		60,006		60,265
Equity-method investments (Note 6)		1,197,326		1,080,994
Long-term loans receivable		48,637		51,656
Other investment assets (Note 3)		81,790		81,750
Property and equipment, net (Notes 7 and 23)		13,789,725		14,203,832
Intangible assets, net (Notes 8 and 23)		1,075,178		1,206,587
Long-term trade accounts and notes receivable, net		548,204		391,289
Leasehold rights and deposits		252,622		271,614
Non-current derivative instruments assets (Note 12)		230,351		295,058
Non-current deferred income tax assets		176,124		106,624
Exclusive memberships		93,778		93,283
Long-term other receivables, net		47		10,500
Long-term advance payments		4,322		4,322
Long-term prepaid expenses		8,706		10,117

Total non-current assets		17,566,824		17,867,896

Total assets	(Won)	24,180,374	(Won)	24,342,475

KT Corporation

Non-Consolidated Statements of Financial Position

June 30, 2010 and December 31, 2009

(Unaudited)

(in millions of Korean won)	2010		2009

Liabilities and Shareholders’ Equity

Current liabilities
Trade accounts payable (Note 21)	(Won)	1,236,111	(Won)	1,350,143
Short-term borrowings		285,000		—
Other accounts payable		1,228,208		2,521,431
Advances received		158,572		135,203
Withholdings		95,036		78,353
Accrued expenses (Note 21)		633,539		428,338
Income taxes payable		209,096		—
Current portion of bond and long-term borrowings, net (Note 9)		1,920,088		1,024,681
Unearned revenue		6,747		2,854
Deposits received		103,582		105,842
Current derivative instruments liabilities (Note 12)		4,130		4,674
Current portion of accrued provisions (Notes 10 and 11)		46,253		32,757

Total current liabilities		5,926,362		5,684,276

Bonds payable, net (Note 9)		6,267,208		6,739,103
Long-term borrowings, net (Note 9)		33,561		63,144
Provisions for severance benefits, net		412,230		312,718
Non-current accrued provisions (Note 10)		116,276		98,700
Refundable deposits for telephone installation		654,561		696,689
Long-term advances received		3,582		3,942
Long-term deposits received		33,650		25,204
Non-current derivative instruments liabilities (Note 12)		1,468		3,782
Long-term other accounts payable, net		90,059		300,455
Long-term trade accounts payable, net		15,353		16,208

Total non-current liabilities		7,627,948		8,259,945

Total liabilities		13,554,310		13,944,221

Commitments and contingencies (Note 11)

KT Corporation

Non-Consolidated Statements of Financial Position

June 30, 2010 and December 31, 2009

(Unaudited)

(in millions of Korean won)	2010		2009

Shareholders’ equity
Capital stock
Common stock (Notes 1, 13 and 24)	(Won)	1,564,499	(Won)	1,564,499
Capital surplus
Paid-in capital in excess of par value		1,440,258		1,440,258
Other capital surplus (Note 24)		9,317		8,311
Capital adjustments
Treasury stock (Notes 14 and 24)		(955,388)		(956,159)
Loss on disposal of treasury stock (Note 24)		(336)		(890,650)
Stock options (Note 15)		1,406		1,500
Other share-based payments (Note 15)		3,397		2,120
Other capital adjustments (Note 24)		(311,332)		(322,539)
Accumulated other comprehensive income and expense (Note 19)
Unrealized gain on valuation of available-for-sale securities		1,271		2,118
Unrealized loss on valuation of available-for-sale securities		(193)		(36)
Accumulated comprehensive income of equity method investees (Note 6)		9,511		9,414
Accumulated comprehensive expense of equity method investees (Note 6)		(34,602)		(32,759)
Gain on valuation of derivatives for cash flow hedge (Note 12)		4,977		11,468
Loss on valuation of derivatives for cash flow hedge (Note 12)		(22,856)		(34,747)
Retained earnings (Note 16)
Legal reserve		780,499		780,499
Voluntary reserves		4,651,363		4,758,013
Unappropriated retained earnings		3,484,273		4,056,944

Total shareholders’ equity		10,626,064		10,398,254

Total liabilities and shareholders’ equity	(Won)	24,180,374	(Won)	24,342,475

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants.

KT Corporation

Non-Consolidated Statements of Income

Three-Month and Six-Month Periods ended June 30, 2010 and 2009

(Unaudited)

(in millions of Korean won, except per share amounts)	2010				2009
	Three months		Six months		Three months		Six months

Operating revenue (Notes 17, 21 and 23)	(Won)	4,986,447	(Won)	9,808,693	(Won)	3,564,260	(Won)	6,337,376
Operating expenses (Notes 18, 21 and 23)		4,385,048		8,654,607		3,200,790		5,589,427

Operating income		601,399		1,154,086		363,470		747,949

Non-operating income
Interest income		30,096		54,613		52,581		78,546
Foreign currency transaction gain		6,211		9,335		5,827		20,452
Foreign currency translation gain		—		6,935		176,038		12,856
Gain on valuation of equity method investments (Note 6)		29,594		52,999		57,172		114,409
Gain on disposal of property and equipment		521		11,083		5,166		5,607
Reversal of accrued provisions (Note 10)		1,123		3,961		1,361		1,419
Gain on settlement of derivatives		508		974		—		1,323
Gain on valuation of derivatives (Note 12)		164,097		99,835		—		54,409
Other non-operating revenues		41,198		106,465		112,524		141,076

		273,348		346,200		410,669		430,097

Non-operating expenses
Interest expense		121,121		256,236		87,618		185,712
Other bad debts expense		2,814		5,801		—		723
Foreign currency transaction loss		7,605		11,589		9,455		21,630
Foreign currency translation loss		208,716		127,158		—		61,086
Loss on valuation of equity method investments (Note 6)		9,468		25,395		18,758		42,574
Donations		23,076		41,062		250		15,343
Loss on impairment of equity method investments (Note 6)		—		—		—		3,463
Loss on disposal of property and equipment		24,889		46,694		13,968		18,844
Loss on disposal of intangible assets		7,283		8,497		149		415
Loss on settlement of derivatives		440		440		268		268
Loss on valuation of derivatives (Note 12)		—		—		80,171		86,592
Other non-operating expenses		17,586		47,624		5,018		7,367

		422,998		570,496		215,655		444,017

Income before income taxes		451,749		929,790		558,484		734,029

Income tax expense		108,088		213,586		102,403		138,379

Net income	(Won)	343,661	(Won)	716,204	(Won)	456,081	(Won)	595,650

Earnings Per Share (Note 20)
Basic earnings per share	(Won)	1,413	(Won)	2,945	(Won)	2,226	(Won)	2,932
Diluted earnings per share	(Won)	1,413	(Won)	2,944	(Won)	2,141	(Won)	2,817

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants.

KT Corporation

Non-Consolidated Statements of Changes in Shareholders’ Equity

Six-Month Periods ended June 30, 2010 and 2009

(Unaudited)

(in millions of Korean won)	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income and expense		Retained earnings		Total

Balances as of January 1, 2009 (as reported)	(Won)	1,560,998	(Won)	1,440,633	(Won)	(3,994,736)	(Won)	10,879	(Won)	9,814,115	(Won)	8,831,889
Dividends		—		—		—		—		(226,280)		(226,280)

Retained earnings after appropriations		—		—		—		—		9,587,835		8,605,609
Rights offering		3,501		—		—		—		—		3,501
Net income for the period		—		—		—		—		595,650		595,650
Consideration for exchange rights		—		18,442		—		—		—		18,442
Acquisition of treasury stock		—		—		(527,982)		—		—		(527,982)
Disposal of treasury stock		—		—		2,436,797		—		—		2,436,797
Retirement of treasury stock		—		—		508,912		—		(508,912)		—
Loss on disposal of treasury stock		—		(375)		(791,337)		—		—		(791,712)
Stock options		—		—		931		—		—		931
Other share-based payment		—		—		149		—		—		149
Other capital adjustments by merger		—		—		(89,375)		—		—		(89,375)
Decrease in subsidiaries’ equity		—		—		(52,723)		—		—		(52,723)
Unrealized gain on valuation of available-for-sale securities		—		—		—		359		—		359
Unrealized loss on valuation of available-for-sale securities		—		—		—		(73)		—		(73)
Changes in equity method investees with accumulated comprehensive income		—		—		—		7,847		—		7,847
Changes in equity method investees with accumulated comprehensive expense		—		—		—		261		—		261
Gain on valuation of derivatives for cash flow hedge		—		—		—		(3,816)		—		(3,816)
Loss on valuation of derivatives for cash flow hedge		—		—		—		(46,937)		—		(46,937)

Balances as of June 30, 2009	(Won)	1,564,499	(Won)	1,458,700	(Won)	(2,509,364)	(Won)	(31,480)	(Won)	9,674,573	(Won)	10,156,928

KT Corporation

Non-Consolidated Statements of Changes in Shareholders’ Equity

Six-Month Periods ended June 30, 2010 and 2009

(Unaudited)

(in millions of Korean won)	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income and expense		Retained earnings		Total

Balances as of January 1, 2010 (as reported)	(Won)	1,564,499	(Won)	1,448,569	(Won)	(2,165,728)	(Won)	(44,542)	(Won)	9,595,456	(Won)	10,398,254
Dividends		—		—		—		—		(486,393)		(486,393)

Retained earnings after appropriations		—		—		—		—		9,109,063		9,911,861
Net income for the period		—		—		—		—		716,204		716,204
Increase in capital adjustment of associates		—		—		8,937		—		—		8,937
Changes in equity method investees with accumulated comprehensive income		—		—		—		97		—		97
Changes in equity method investees with accumulated comprehensive expense		—		—		—		(1,843)		—		(1,843)
Decrease in retained earnings of associates		—		—		—		—		(18,482)		(18,482)
Appropriations of loss on disposal of treasury stock		—		—		890,650		—		(890,650)		—
Loss on disposal of treasury stock		—		—		(336)		—		—		(336)
Acquisition of treasury stock		—		—		(349)		—		—		(349)
Other capital surplus		—		—		2,269		—		—		2,269
Stock options		—		(62)		3,440		—		—		3,378
Other share-based payment		—		1,068		(1,136)		—		—		(68)
Unrealized gain on valuation of available-for-sale securities		—		—		—		(847)		—		(847)
Unrealized loss on valuation of available-for-sale securities		—		—		—		(157)		—		(157)
Gain on valuation of derivatives for cash flow hedge		—		—		—		(6,491)		—		(6,491)
Loss on valuation of derivatives for cash flow hedge		—		—		—		11,891		—		11,891

Balances as of June 30, 2010	(Won)	1,564,499	(Won)	1,449,575	(Won)	(1,262,253)	(Won)	(41,892)	(Won)	8,916,135	(Won)	10,626,064

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants.

KT Corporation

Non-Consolidated Statements of Cash Flows

Six-Month Periods ended June 30, 2010 and 2009

(Unaudited)

(in millions of Korean won)	2010		2009

Cash flows from operating activities
Net income	(Won)	716,204	(Won)	595,650

Adjustments to reconcile net income to net cash provided by operating activities
Share-based payments		3,397		501
Provision for severance benefits		150,651		109,196
Depreciation		1,243,875		961,212
Amortization of intangible assets		208,849		100,118
Provision for doubtful accounts		50,598		30,263
Interest expense		20,643		8,040
Interest income		(19,837)		(9,669)
Other bad debts expense		5,801		723
Loss on foreign currency translation, net		120,464		48,218
Gain on valuation of equity-method investments, net		(27,604)		(71,835)
Gain on disposal of equity method investments		(711)		—
Loss on impairment of equity method investments		—		3,463
Loss on impairment of available-for sale securities		2,792		1,800
Gain on disposal of available-for-sale securities		(27)		(5)
Loss on disposal of property and equipment, net		35,611		13,237
Loss on disposal of intangible assets, net		8,497		415
Loss(gain) on valuation of derivatives, net		(99,835)		32,183
Other non-operating expenses		63,895		—
Other non-operating revenues		(18,211)		(727)

		1,748,848		1,227,133

KT Corporation

Non-Consolidated Statements of Cash Flows

Six-Month Periods ended June 30, 2010 and 2009

(Unaudited)

(in millions of Korean won)	2010		2009

Changes in operating assets and liabilities
Decrease(increase) in trade accounts and notes receivable	(Won)	(153,396)	(Won)	240,776
Decrease in other accounts receivables		9,932		18,213
Increase in accrued revenues		(4,696)		(31,802)
Increase in advance payments		(13,434)		(11,803)
Increase in prepaid expenses		(49,700)		(11,505)
Decrease in prepaid income taxes		24,494		—
Increase in guarantee deposits		(794)		(164)
Decrease in other current assets		91		70
Decrease(increase) in inventories		159,356		(24,393)
Dividend income		29,401		—
Increase in long-term trade accounts and notes receivable		(158,705)		(71,522)
Decrease in leasehold rights and deposits		18,993		29,188
Decrease in derivative instruments assets		6,949		—
Decrease in deferred income tax assets		8,927		4,557
Increase in exclusive memberships		(478)		—
Decrease in long-term other accounts receivables		9,451		8,570
Increase in long-term advance payments		—		(102)
Decrease(increase) in long-term prepaid expenses		1,412		(26,225)
Decrease in trade accounts payable		(119,757)		(267,296)
Decrease in other accounts payable		(1,495,392)		(344,620)
Increase in advances received		23,008		92,654
Increase(decrease) in withholdings		16,151		(85,307)
Increase in accrued expenses		205,201		318,318
Increase in income taxes payable		209,096		47,545
Increase in unearned revenue		3,892		4,712
Decrease in deposits received		(29,306)		(21,783)
Decrease in derivative instruments liabilities		(356)		(3,018)
Payment of severance benefits		(45,037)		(63,895)
Increase in deposits for severance benefits		(6,101)		(129,690)
Decrease in accrued provisions		(17,171)		(8,334)
Decrease in refundable deposits for telephone installation		(42,128)		(38,879)
Decrease in long-term advances received		—		(862)
Increase(decrease) in long-term deposits received		35,491		(2,879)
Decrease in long-term accounts payable		(46,000)		—

		(1,420,606)		(379,476)

Net cash provided by operating activities		1,044,446		1,443,307

KT Corporation

Non-Consolidated Statements of Cash Flows

Six-Month Periods ended June 30, 2010 and 2009

(Unaudited)

(in millions of Korean won)	2010		2009

Cash flows from investing activities
Decrease in short-term investment assets	(Won)	233,358	(Won)	126,669
Disposal of available-for-sale securities		2,416		66
Decrease in equity method investments		39,147		11,350
Collection of long-term loans		233		2,127
Disposal of property and equipment		16,747		11,733
Increase in customers’ contribution to construction costs		4,455		6,546
Disposal of intangible assets		1,545		420
Disposal of other investment assets		639		—
Increase in short-term investment assets		(44,775)		(205,558)
Acquisition of available-for-sale securities		(6,209)		(2,396)
Acquisition of equity method investments		(127,242)		(16,611)
Long-term loans granted		(24,605)		—
Acquisition of property and equipment		(875,068)		(379,697)
Acquisition of intangible assets		(85,696)		(18,009)

Net cash used in investing activities		(865,055)		(463,360)

Cash flows from financing activities
Increase in short-term borrowings, net		285,000		(200,000)
Issuance of bonds		709,637		925,728
Increase in long-term borrowings, net		9,237		8,575
Decrease in capital lease liabilities		(22,760)		(19,349)
Payment of current portion of bond and long-term borrowings		(447,974)		(18,727)
Payment of dividends		(486,393)		(226,280)
Acquisition of treasury stock		—		(527,982)

Net cash provided by (used in) financing activities		46,747		(58,035)

Cash flows from other activity
Increase in cash and cash equivalents due to merger		—		415,548

Net increase in cash and cash equivalents		226,138		1,337,460
Cash and cash equivalents (Note 22)
Beginning of the period		1,289,823		1,292,800

End of the period	(Won)	1,515,961	(Won)	2,630,260

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

1.	The Company

KT Corporation (“the Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the ADS representing 55,502,161 government-shares were issued.

In 2002, the Company acquired 60,294,575 government-owned shares in accordance with the Korean government’s privatization plan. As of June 30, 2010, the Korean government did not own any share in the Company.

On June 1, 2009, the Company, as the surviving entity, merged with KT Freetel Co., Ltd. to have competitive advantages in the global trends of convergence between fixed and mobile communication.

2.	Summary of Significant Accounting Policies

The Company maintains its accounting records in Korean won and prepares statutory financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

3.	Restricted Deposits

Restricted deposits as of June 30, 2010 and December 31, 2009, are as follows:

(in millions of Korean won)	2010.6.30		2009.12.31		Description
Cash and cash equivalents	(Won)	12,934	(Won)	10,241	Restricted for research and development
Short-term investment assets		36,729		15	Business Cooperation Contract specified deposits
		5,564		5,564	Restricted for investing in Media Contents
Other investment assets		8		3	Checking account deposits

Total	(Won)	55,235	(Won)	15,823

4.	Inventory Valuation

Inventory valuations as of June 30, 2010 and December 31, 2009, are as follows:

	2010.6.30						2009.12.31
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book Value		Acquisition cost		Valuation allowance		Book Value
Merchandise	(Won)	459,928	(Won)	(58,929)	(Won)	400,999	(Won)	540,937	(Won)	(41,346)	(Won)	499,591
Supplies		29,799		(336)		29,463		30,315		(662)		29,653
Goods in transit		—		—		—		69,250		—		69,250
Others		6,164		—		6,164		8,315		—		8,315

Total	(Won)	495,891	(Won)	(59,265)	(Won)	436,626	(Won)	648,817	(Won)	(42,008)	(Won)	606,809

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

5.	Available-for-sale securities

Available-for-sale securities as of June 30, 2010 and December 31, 2009, are as follows:

(In millions of Korean won)	2010.6.30		2009.12.31
Marketable equity securities
Solitech Co., Ltd.	(Won)	1,262	(Won)	2,348
Digital Ocean Co., Ltd.		285		487
Krtnet Corp.		2,610		2,626
PT. Mobile-8		2,705		2,504

Show Mirae Asset PEF 1		2,901		2,168

		9,763		10,133

Non-marketable equity securities
K-3-I Co., Ltd.		300		300
Korea Information Certificate Authority, Inc.		1,000		2,000
Polytech Adventure Town, Inc.		200		200
Daegu Football Club		300		300
IMM Investment Corp.		157		157
Vacom Wireless, Inc.		641		641
Wiz Communication Co., Ltd.		290		290
Nets Co., Ltd.		108		108
DirectMedia Co., Ltd.		248		248
Ncerti Co., Ltd.		328		328
Neighbor Systems Co., Ltd.		525		525
Entaz Co., Ltd.		1,000		1,000
Freecoms		204		204
U Post Bank Co., Ltd.		500		500
AK Co., Ltd.		200		200
Mediapuff Plus		500		500
SBS KT SPC		15,000		15,000
IBK-Auctus Green Growth PEF		4,340		100
MBC KT SPC		11,000		11,000
Korea Software Financial Cooperative		1,000		1,000
Binext CT Financial Cooperative		3,000		3,000
Translink Capital Partners I, L.P. [1]		2,430		5,222
Pacren Walden Ventures Parallel VI-KT, L.P.		4,515		3,652
Sovik Contents Investment Fund		1,304		1,304
Korea Telecommunications Operators Association		689		689
Others		348		348

		50,127		48,816

Debt securities
Others		116		1,316

Total	(Won)	60,006	(Won)	60,265

[1]	The Company recognized impairment loss amounting to (Won)2,792 million for the six-month period ended June 30, 2010.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

6.	Equity method investments

Equity method investments as of June 30, 2010 and 2009, are as follows:

(In millions of Korean won)	2010.6.30
Investee	Percentage of ownership as of 2010.6.30	Acquisition cost		Book value as of 2009.12.31		Valuation gain(loss)		others		Book value as of 2010.6.30
KT Powertel Co., Ltd	44.85%	(Won)	55,135	(Won)	37,419	(Won)	4,858	(Won)	1	(Won)	42,278
KT Networks Corporation	100.00%		23,458		48,684		(2,504)		—		46,180
KT Linkus Co., Ltd.	93.82%		24,502		6,282		1,665		—		7,947
Telecop Service Co., Ltd.	88.82%		40,378		26,045		2,519		—		28,564
KT Hitel Co., Ltd.	65.94%		67,780		120,078		(595)		35		119,518
KT Submarine Co., Ltd.	36.92%		8,085		24,370		2,017		(404)		25,983
KT Commerce, Inc.	19.00%		1,330		1,782		(175)		—		1,607
KT Tech, Inc. [1]	93.76%		37,587		—		—		—		—
KT Rental Co., Ltd. [2]	58.00%		144,158		69,074		(753)		84,663		152,984
KT Capital Co., Ltd.	73.74%		101,000		126,092		9,056		193		135,341
Sidus FNH Co.	51.00%		27,999		3,522		312		2		3,836
Sidus FNH Benex Cinema Investment Fund	20.00%		6,000		3,074		14		—		3,088
Nasmedia, Inc.	50.00%		26,055		23,051		(579)		(1)		22,471
Sofnics Inc.	53.33%		600		610		(203)		—		407
KT Edui Co., Ltd.	100.00%		10,500		3,031		(1,617)		—		1,414
KT New Business Fund No. 1	90.91%		20,000		10,112		89		10,000		20,201
KT DataSystems Co., Ltd.	95.31%		12,000		19,616		2,591		(51)		22,156
KT M Hows Co., Ltd.	51.00%		2,550		3,344		(116)		(3)		3,225
KT M&S Co., Ltd.	100.00%		150,000		37,564		(10,289)		—		27,275
KT Music Corporation	48.69%		26,242		17,417		(1,064)		(120)		16,233
KT Innotz Inc.	60.00%		3,000		3,000		(951)		—		2,049
KTC Media Contents Fund No. 2	43.50%		3,045		3,045		3		1		3,049
Gyeonggi-KT Green Growth Fund	40.32%		12,500		12,480		69		—		12,549
KT Internal Venture Fund No. 2	94.34%		5,000		4,780		—		—		4,780
Korea Digital Satellite Broadcasting Co., Ltd.	37.41%		195,228		12,857		8,084		258		21,199
Kumho Rent-A-Car Global (formerly Kumho Rent-A-Car) [2]	50.00%		1,924		—		(431)		2,348		1,917
Korea Telecom America, Inc.	100.00%		4,783		4,064		115		154		4,333
Korea Telecom Japan Co., Ltd.	100.00%		6,586		3,995		130		331		4,456
Korea Telecom China Co., Ltd.	100.00%		1,245		2,160		(365)		68		1,863
New Telephone Company, Inc.	79.96%		33,064		168,654		11,171		(6,768)		173,057
KTSC Investment Management B.V.	60.00%		40,970		36,275		(1,391)		251		35,135
PT.KT Indonesia	99.00%		234		108		(41)		6		73
Others	—		188,048		248,409		5,985		(2,236)		252,158

Total		(Won)	1,280,986	(Won)	1,080,994	(Won)	27,604	(Won)	88,728	(Won)	1,197,326

[1]

The Company participated in uneven rights offering of KT Tech, amounting to (Won)20,000 million, increasing the Company’s percentage of ownership from 78.78% to 93.76%, reflected as decrease in equity of associates of (Won)1,518 million and decrease in retained earnings of associates of (Won)18,482 million.

[2]

On May 31, 2010, the non-auto rental division of KT Rental was spun off, while the auto rental division of Kumho Rent-A-Car was merged with KT Rental. Accordingly, the Company’s ownership in KT Rental decreased from 100% to 58%.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

(In millions of Korean won)	2009.6.30
Investee	Percentage of ownership as of 2009.6.30	Acquisition cost		Book value as of 2008.12.31		Valuation gain(loss)		others		Book value as of 2009.6.30
KT Powertel Co., Ltd.	44.85%	(Won)	55,135	(Won)	31,622	(Won)	2,829	(Won)	—	(Won)	34,451
KT Networks Corporation	100.00%		23,458		57,158		(4,688)		25		52,495
KT Linkus Co., Ltd.	93.82%		24,502		568		3,501		—		4,069
Telecop Service Co., Ltd.	88.82%		40,378		23,554		3,748		—		27,302
KT Hitel Co., Ltd.	65.94%		67,780		118,479		(1,409)		2,767		119,837
KT Submarine Co., Ltd.	36.92%		8,085		20,667		2,408		(131)		22,944
KT Commerce, Inc.	19.00%		1,330		1,500		(212)		—		1,288
KT Tech, Inc.	78.78%		17,587		127		(127)		—		—
KT Rental Co., Ltd.	100.00%		34,419		54,734		5,110		1		59,845
KT Capital Co., Ltd.	100.00%		101,000		103,199		2,604		1,786		107,589
Sidus FNH Co.	51.00%		36,399		4,816		(696)		1,878		5,998
Sidus FNH Benex Cinema Investment Fund	20.00%		6,000		3,232		(544)		1,612		4,300
Nasmedia, Inc.	50.00%		26,055		24,851		(1,245)		—		23,606
Sofnics Inc.	60.00%		600		432		(152)		—		280
KT Edui Co., Ltd.	54.55%		7,500		4,077		(1,976)		1,500		3,601
KT New Business Fund No. 1	90.91%		10,000		10,209		83		—		10,292
KTDS	100.00%		12,000		10,022		3,134		3,140		16,296
KT M Hows Co., Ltd.	51.00%		2,550		—		(38)		3,068		3,030
KT M&S Co., Ltd.	100.00%		150,000		—		(4,502)		49,785		45,283
KT Music Corporation	48.69%		26,242		—		(248)		21,124		20,876
KT Internal Venture Fund No. 2	94.34%		5,000		5,203		(477)		—		4,726
Korea Digital Satellite Broadcasting Co., Ltd.	37.41%		195,307		31,167		(3,151)		2,216		30,232
KTF	—		—		2,560,107		73,545		(2,633,652)		—
Olive Nine Co., Ltd	19.48%		23,155		2,769		(1,448)		(18)		1,303
Korea Telecom America, Inc.	100.00%		4,783		4,237		(94)		96		4,239
Korea Telecom Japan Co., Ltd.	100.00%		6,586		3,614		696		(188)		4,122
Korea Telecom China Co., Ltd.	100.00%		1,245		1,999		(6)		43		2,036
New Telephone Company, Inc.	79.96%		33,064		166,914		13,231		(15,939)		164,206
KTSC Investment Management B.V.	60.00%		37,274		35,787		(4,955)		5,742		36,574
PT.KT Indonesia	99.00%		234		—		—		124		124
Others	—		303,209		181,599		(13,086)		124,339		292,852

Total		(Won)	1,260,877	(Won)	3,462,643	(Won)	71,835	(Won)	(2,430,682)	(Won)	1,103,796

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

The changes in the respective accumulated losses of the equity-method investees for which the application of the equity method of accounting has been suspended due to their accumulated losses, are as follows:

(in millions of Korean won)	2009.12.31		Increase(Decrease)		2010.6.30
KT Tech	(Won)	(21,632)	(Won)	9,541	(Won)	(12,091)
Korea Telecom Directory Co., Ltd.		(2,283)		(276)		(2,559)
Mos Facilities		—		(5)		(5)

Total	(Won)	(23,915)	(Won)	9,260	(Won)	(14,655)

7.	Property and Equipment

Property and equipment as of June 30, 2010, and December 31, 2009, are as follows :

(In millions of Korean won)	2010.6.30		2009.12.31
Land	(Won)	1,427,106	(Won)	1,434,336
Buildings		4,910,672		4,888,849
Structures		334,177		334,954
Telecommunications equipment		39,949,396		39,642,231
Vehicles		40,154		41,539
Others		1,578,491		1,675,652
Construction- in-progress		776,749		583,149

Total		49,016,745		48,600,710
Accumulated depreciation		(35,063,472)		(34,219,174)
Accumulated impairment loss		(20)		(22)
Customers’ contribution to construction costs		(163,528)		(177,682)

Book Value	(Won)	13,789,725	(Won)	14,203,832

8.	Intangible Assets

Intangible assets as of June 30, 2010, and December 31, 2009, are as follows :

(In millions of Korean won)	2010.6.30		2009.12.31
Goodwill	(Won)	—	(Won)	65,057
Industrial rights		8,999		9,480
Development costs		227,208		221,184
Software		137,533		145,600
Frequency usage rights		636,919		694,627
Others		64,519		70,639

Total	(Won)	1,075,178	(Won)	1,206,587

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

9.	Bonds payable and long-term borrowings

Bonds Payable

(in thousands of foreign currencies and millions of Korean won)			2010.6.30				2009.12.31
Type	Maturity	Annual Interest Rates	Foreign Currency		Korean Won		Foreign Currency		Korean Won

MTNP notes [1]	2014.6.24	5.88%	USD	600,000	(Won)	726,180	USD	600,000	(Won)	700,560
MTNP notes [1]	2034.9.7	6.50%	USD	100,000		121,030	USD	100,000		116,760
MTNP notes [1]	2015.7.15	4.88%	USD	400,000		484,120	USD	400,000		467,040
MTNP notes [1]	2016.5.3	5.88%	USD	200,000		242,060	USD	200,000		233,520
Euro bonds	2012.4.11	5.13%	USD	200,000		242,060	USD	200,000		233,520
		Libor(3M) +1.5%
FR notes [3]	2013.9.11		USD	200,000		242,060	USD	200,000		233,520

		Libor(3M) +0.47%
FR notes [3]	2013.4.9		USD	100,000		121,030		—		—

The 132nd Public bond	2011.2.9	7.68%		—		70,000		—		70,000
The 159th Public bond	2013.10.27	5.39%		—		300,000		—		300,000
The 160th Public bond	2010.11.24	5.45%		—		200,000		—		200,000
The 161st Public bond	2010.12.23	5.61%		—		230,000		—		230,000
The 162nd Public bond	2011.2.27	5.52%		—		320,000		—		320,000
The 163rd Public bond	2014.3.30	5.51%		—		170,000		—		170,000
The 164th Public bond	2011.6.21	5.22%		—		260,000		—		260,000
The 165-1st Public bond	2011.8.26	4.22%		—		130,000		—		130,000
The 165-2nd Public bond	2014.8.26	4.44%		—		140,000		—		140,000
The 166-1st Public bond	2010.3.21	4.37%		—		—		—		220,000
The 166-2nd Public bond	2012.3.21	4.57%		—		100,000		—		100,000
The 167-1st Public bond	2012.4.20	4.59%		—		100,000		—		100,000
The 167-2nd Public bond	2015.4.20	4.84%		—		100,000		—		100,000
The 168-1st Public bond	2012.6.21	4.43%		—		240,000		—		240,000
The 168-2nd Public bond	2015.6.21	4.66%		—		90,000		—		90,000
The 169th Public bond	2012.4.3	5.01%		—		140,000		—		140,000
		Tibor(3M) +0.6%
The 170th Public bond [3]	2011.1.11		JPY	12,500,000		170,570	JPY	12,500,000		157,853

The 171st Public bond	2013.2.28	5.41%		—		100,000		—		100,000
		Libor(3M) +1.5%
The 172-1st Public bond [3]	2011.3.31		USD	50,000		60,515	USD	50,000		58,380

		Libor(3M) +1.6%
The 172-2nd Public bond [3]	2012.3.31		USD	110,000		133,133	USD	110,000		128,436

The 173-1st Public bond	2013.8.6	6.49%		—		100,000		—		100,000
The 173-2nd Public bond	2018.8.6	6.62%		—		100,000		—		100,000
The 174-1st Public bond	2010.12.19	5.34%		—		100,000		—		100,000
The 174-2nd Public bond	2011.12.19	5.56%		—		130,000		—		130,000

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

The 175-1st Public bond	2012.2.27	4.80%		—		40,000		—		40,000
The 175-2nd Public bond	2014.2.27	5.47%		—		360,000		—		360,000
The 176-1st Public bond	2012.5.28	4.37%		—		100,000		—		100,000
The 176-2nd Public bond	2014.5.28	5.06%		—		170,000		—		170,000
The 176-3rd Public bond	2016.5.28	5.24%		—		260,000		—		260,000
The 177-1st Public bond	2013.2.9	4.86%		—		240,000		—		—
The 177-2nd Public bond	2015.2.9	5.26%		—		190,000		—		—
The 177-3rd Public bond	2017.2.9	5.38%		—		170,000		—		—
The 47-2nd Public bond [2]	2011.7.12	5.32%		—		70,000		—		70,000
The 48th Public bond [2]	2010.2.15	5.31%		—		—		—		200,000
		Libor(3M) +1.5%
The 49th Public bond 2, [3]	2011.2.25		USD	175,000		211,803	USD	175,000		204,330

		Tibor(3M) +1.6%
The 50th Public bond 2, [3]	2011.4.28		JPY	7,000,000		95,519	JPY	7,000,000		88,397

		Libor(3M) +1.6%
The 51-1st Public bond 2, [3]	2011.6.20		USD	95,000		114,979	USD	95,000		110,922

The 51-2nd Public bond [2]	2013.6.20	6.41%		—		70,000		—		70,000
The 52-1st Private bond [2]	2011.8.4	6.20%		—		100,000		—		100,000
The 52-2nd Public bond [2]	2013.8.4	6.64%		—		100,000		—		100,000
The 53-1st Public bond [2]	2010.12.1	8.23%		—		20,000		—		20,000
The 53-2nd Public bond [2]	2011.12.1	8.36%		—		177,697		—		180,023

Total						8,152,756				7,743,261
Less: Current portion						(1,858,385)				(970,000)
Less: Discount on bonds						(32,163)				(34,158)

Net					(Won)	6,267,208			(Won)	6,739,103

[1]

As of June 30, 2010, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes of up to USD 2,000 million, with the unused balance under the program amounting to USD 700 million.

[2]	The bond is newly included due to the merger with KTF on June 1, 2009.
[3]	The Libor (3M) and Tibor (3M) are approximately 0.53% and 0.38%, respectively, as of June 30, 2010.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Long-term Borrowings

		2010.6.30				2009.12.31
Type	Annual Interest Rates	Foreign Currency		Korean Won (in millions)		Foreign Currency		Korean Won (in millions)
Informatization Promotion Fund [1]	4.73%		—	(Won)	34,731		—	(Won)	30,218
Inter-Korean Cooperation Fund [1]	2.00%		—		6,415		—		6,415
Facility loans (Korea Development Bank) [2,3]	Libor(3M) +2%	USD	20,000		24,206	USD	40,000		46,704
Facility loans (Bank of Communications) [2,3]	Libor(3M) +2%	USD	30,000		36,309	USD	30,000		35,028

Total					101,661				118,365
Less: Current portion					(68,100)				(55,221)

Net				(Won)	33,561			(Won)	63,144

[1]

The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over thirteen years after a seven-year grace period.

[2]	The borrowing is newly included due to the merger with KTF on June 1, 2009.
[3]	The Libor (3M) is approximately 0.53% as of June 30, 2010.

Repayment Schedule

Repayment schedule of the Company’s bonds and long-term borrowings as of June 30, 2010, is as follows :

	Bonds						Borrowings
Year ending June 30,	In local currency		In foreign currency		Sub- total		Borrowings in local currency		Borrowings in foreign currency		Sub- total		Total
2011	(Won)	1,200,000	(Won)	653,385	(Won)	1,853,385	(Won)	7,585	(Won)	60,515	(Won)	68,100	(Won)	1,921,485
2012		1,327,698		375,193		1,702,891		9,458		—		9,458		1,712,349
2013		410,000		121,030		531,030		8,671		—		8,671		539,701
2014		1,200,000		968,240		2,168,240		6,184		—		6,184		2,174,424
Thereafter		1,050,000		847,210		1,897,210		9,248		—		9,248		1,906,458

Total	(Won)	5,187,698	(Won)	2,965,058	(Won)	8,152,756	(Won)	41,146	(Won)	60,515	(Won)	101,661	(Won)	8,254,417

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

10.	Provisions

Changes in provisions for the six-month period ended June 30, 2010, are as follows:

			Increase		Decrease				Other
(In millions of Korean won)	2009.12.31										2010.6.30
			Contribution		Reversal		Usage
Current portion
Litigation [1]	(Won)	17,010	(Won)	4,937	(Won)	—	(Won)	(362)	(Won)	(409)	(Won)	21,176
KT members points [2]		546		—		—		—		—		546
KT points [3]		3,591		—		—		(2,048)		—		1,543
Call bonus points [4]		7,271		—		7,328		(5,598)		—		9,001
Olleh club points [5]		—		—		829		—		—		829
Others		4,339		15,200		—		(6,381)		—		13,158

Sub-total		32,757		20,137		8,157		(14,389)		(409)		46,253

Non-current portion
KT points [3]		2,457		—		—		—		(1,132)		1,325
Call bonus points [4]		6,438		12,428		(7,328)		—		—		11,538
Olleh club points [5]		—		1,094		(829)		—		—		265
Asset retirement obligation [6]		89,805		19,353		—		(2,785)		(3,225)		103,148

Sub-total		98,700		32,875		(8,157)		(2,785)		(4,357)		116,276

Total	(Won)	131,457	(Won)	53,012	(Won)	—	(Won)	(17,174)	(Won)	(4,766)	(Won)	162,529

[1]	The amount recognized as litigation provision represents the estimate of payments required to settle the obligation.
[2]

The Company recorded provisions for the KT members points with which VIP customers of the fixed-line or mobile telephone users are entitled to receive certain goods and other benefits up to (Won)25,000 per person.

[3]

The amount recognized as call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each reporting date and adjusted to reflect the current best estimates based on changes in circumstances, or an acquisition of new information or additional experience on the usage rate, expiration of points and others.

[4]	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points with which its PCS subscribers are entitled to receive certain goods and other benefits from the Company.
[5]	The Company recognized estimated expenses for the integrated mileage program of wireless membership, wired and wireless mileage, Show point service and Shocking package, which commenced in June 2010.
[6]

When the Company is responsible for restoration of leased facility after termination of the lease contract, the present value of expected future expenditure for the restoration is recorded as a liability.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

11.	Commitments and Contingencies

As of June 30, 2010, major commitments with local financial institutions, are as follows:

(In millions of Korean won, in thousands of foreign currencies)	Financial institution	Limit

Bank overdraft	Kookmin Bank	(Won)	700,000
	Shinhan Bank		300,000
	Woori Bank		330,000
	Hana Bank		100,000

		(Won)	1,430,000

Commercial papers	Korea Exchange Bank	(Won)	100,000

Loan on information and communications fund	Shinhan Bank	(Won)	8,575
	Kookmin Bank		28,815

		(Won)	37,390

Collateralized loan on accounts receivable –trade	Kookmin Bank	(Won)	100,000
	Shinhan Bank		26,900
	Woori Bank		60,000
	NH bank		3,000

		(Won)	189,900

Letters of credit	Korea Exchange Bank	USD	5,000

Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

As of June 30, 2010, guarantees received from financial institutions, are as follows:

(In millions of Korean won, in thousands of foreign currencies)	Financial institution	Limit

Performance guarantee for construction	Seoul Guarantee Insurance	(Won)	81,025

Performance guarantee	Export-Import Bank of Korea	USD	7,396
		SAR	735
		DZD	25,863

	Korea Software Financial Cooperative and others	(Won)	40,228

Bid guarantee	Korea Software Financial Cooperative and others	(Won)	250

Bond payable in foreign currency guarantee	Kookmin Bank	USD	96,957

Advances received guarantee	Export-Import Bank of Korea	USD	6,782
		DZD	77,589

Advance payment guarantee	Korea Software Financial Cooperative and others	(Won)	24,784

Construction warranty guarantee	Korea Software Financial Cooperative and others	(Won)	3,143

General guarantee	Korea Software Financial Cooperative and others	(Won)	1,085
	Shinhan Bank	(Won)	25,140
	Korea Exchange Bank	(Won)	300
		USD	41,000

As of June 30, 2010, guarantees provided by the Company for a third party, are as follows:

(In millions of Korean won)	Creditor	Limit		Used amount		Period
Eun-haeng 1-area urban environment Improving project union	Kookmin Bank	(Won)	2,600	(Won)	2,600	2008.4.29~ 2011.3.31

As of June 30, 2010, the Company has filed 73 lawsuits, with an aggregate amount of (Won)67,582 million. As of June 30, 2010, litigation provision in relation to the potential loss amounted to (Won)21,176 million and is recorded as liabilities. The final outcome of these cases cannot yet be determined as of the report date.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

12.	Derivatives

For the six-month period ended June 30, 2010 and the year ended December 31, 2009, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Financial institution	Description

Interest rate swaps	Merrill Lynch and 1 other	Exchange fixed interest rate for variable interest rate for a specified period

Currency swaps	Merrill Lynch and 3 others	Exchange foreign currency cash flow for local currency cash flow

Combined interest rate currency swap	Merrill Lynch and 17 others	Exchange foreign currency variable swaps interest rate for local currency fixed interest

The assets and liabilities relating to outstanding contracts as of June 30, 2010 and December 31, 2009, are as follows:

					2010.6.30
(In millions of Korean won, in thousands of foreign currencies)	Contract amount		Assets (Current)		Assets (Non-current)		Liabilities (Current)		Liabilities (Non-current)
Interest rate swap	(Won) USD	180,000 100,000	(Won)	—	(Won)	2,302	(Won)	4,130	(Won)	—
Currency swap	USD	220,000		—		54,328		—		1,468
Combined interest rate currency swap	USD JPY	1,480,000 19,500,000		159,406		173,721		—		—

Total			(Won)	159,406	(Won)	230,351	(Won)	4,130	(Won)	1,468

					2009.12.31
(In millions of Korean won, in thousands of foreign currencies)	Contract amount		Assets (Current)		Assets (Non-current)		Liabilities (Current)		Liabilities (Non-current)
Interest rate swap	(Won) USD	180,000 100,000	(Won)	—	(Won)	23	(Won)	4,674	(Won)	—
Currency swap	USD	220,000		—		47,547		—		3,782
Combined interest rate currency swap	USD JPY	1,410,000 19,500,000		—		247,488		—		—

Total			(Won)	—	(Won)	295,058	(Won)	4,674	(Won)	3,782

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Details of the currency swap and combined interest rate currency swap contracts to which hedge accounting is applied as of June 30, 2010 and December 31, 2009, are as follows:

(In millions of Korean won, in thousands of foreign currencies)					Assets (Current)				Assets (Non-current)				Liabilities (Non-current)
	Contract date	Maturity date	Contract amount		2010.6.30		2009.12.31		2010.6.30		2009.12.31		2010.6.30		2009.12.31
Cash flow hedge
Currency swap [1]	2007.4.4	2012.4.11	USD	150,000	(Won)	—	(Won)	—	(Won)	47,446	(Won)	42,839	(Won)	—	(Won)	—
	2008.10.6	2012.4.11	USD	50,000		—		—		—		—		1,468		3,782
	2009.6.20	2034.9.7	USD	20,000		—		—		6,882		4,708		—		—
Combined interest rate currency swap [1]	2008.1.4	2011.1.11	JPY	12,500,000		61,898		—		—		48,908		—		—
	2008.3.20	2011.3.31	USD	50,000		—		—		10,139		7,751		—		—
	2008.3.20	2012.3.31	USD	110,000		—		—		20,612		18,233		—		—
	2008.9.2	2013.9.11	USD	200,000		—		—		9,228		5,988		—		—
	2010.4.9	2013.4.9	USD	100,000		—		—		4,318		—
	2009.6.20	2014.6.24	USD	600,000		—		—		103,110		66,812		—		—
	2009.6.20	2015.7.15	USD	100,000		—		—		26,314		20,172		—		—
	2008.2.25 [2]	2011.2.25	USD	175,000		45,284		—		—		37,236		—		—
	2008.4.28 [2]	2011.4.28	JPY	7,000,000		26,925		—		—		20,098		—		—
	2008.6.20 [2]	2011.6.20	USD	95,000		15,502		—		—		10,522		—		—
	2008.3.12 [2]	2010.12.13	USD	20,000		5,234		—		—		8,785		—		—
	2008.7.2 [2]	2011.4.4	USD	30,000		4,563		—		—		2,983		—		—

Sub-total						159,406		—		228,049		295,035		1,468		3,782

Fair value hedge
Interest rate swap [3]	2009.9.1	2011.12.1	KRW	180,000		—		—		2,302		23		—		—

Total					(Won)	159,406	(Won)	—	(Won)	230,351	(Won)	295,058	(Won)	1,468	(Won)	3,782

Current derivative instruments liabilities amounting to (Won)4,130 million are for trading, and are not under hedge accounting as of June 30, 2010.

[1]	In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.
[2]	Contract date of derivatives transferred from KTF represents the initial date mentioned on each contract.
[3]

Above interest rate swap contract is to hedge the risk of variability in future fair value from the bond and accordingly, the loss on valuation of the swap contract amounting to (Won)2,302 million is included in operations for the six-month period ended June 30, 2010.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

The valuation gains and losses on the derivatives contracts for six-month periods ended June 30, 2010 and 2009, are as follows :

	2010
(In millions of Korean won)	Valuation gain						Valuation loss						Valuation gain (loss) [1] For hedging
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	544	(Won)	2,302	(Won)	2,846	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Currency swap		—		9,394		9,394		—		—		—		(300)
Combined interest rate currency swap		—		87,595		87,595		—		—		—		(2,999)

Total	(Won)	544	(Won)	99,291	(Won)	99,835	(Won)	—	(Won)	—	(Won)	—	(Won)	(3,299)

[1]	The amounts directly reflected in equity before adjustments of deferred income tax.

	2009
(In millions of Korean won)	Valuation gain						Valuation loss						Valuation gain (loss) [1] For hedging
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	3,571	(Won)	—	(Won)	3,571	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Currency swap		—		6,266		6,266		9,574		—		9,574		(3,570)
Combined interest rate currency swap		—		44,349		44,349		69,816		7,202		77,018		(35,253)
Put option		223		—		223		—		—		—		—

Total	(Won)	3,794	(Won)	50,615	(Won)	54,409	(Won)	79,390	(Won)	7,202	(Won)	86,592	(Won)	(38,823)

[1]	The amounts directly reflected in equity before adjustments of deferred income tax.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

13.	Common Stock

As of June 30, 2010, the Company’s number of authorized shares is one billion.

	2010.6.30					2009.12.31
	Number of outstanding shares	Par value per share (Korean won)		Common stock (In millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (In millions of Korean won)
Common stock [1]	261,111,808	(Won)	5,000	(Won)	1,564,499	261,111,808	(Won)	5,000	(Won)	1,564,499

[1]

The Company retired 51,787,959 treasury shares through retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value per share of common stock.

14.	Treasury Stock

The changes in treasury stock for the six-month period ended June 30, 2010 and the year ended December 31, 2009, are as follows:

	2010.6.30			2009.12.31
	Number of shares	Amount		Number of shares	Amount
Direct purchase by the Capital Market and Financial Investment Business Act	16,642,295	(Won)	862,677	16,656,170	(Won)	863,448
Indirect purchase through trust agreement and other	1,259,170		92,711	1,259,170		92,711

Total	17,901,665	(Won)	955,388	17,915,340	(Won)	956,159

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees and other purposes.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

15.	Share-Based Payments

The Company has granted stock options to its executive officers and directors as of June 30, 2010, in accordance with the stock option plan approved by its board of directors, details of which are as follows:

	2nd grant		4th grant		KTF-3rd [1]		KTF-4th [1]
Grant date		2003.9.16		2005.2.4		2003.9.8		2005.3.4
Grantee		Former outside directors		Former executives		Former CEOs, executives and former outside directors		Former executives and former outside directors

Number of basic allocated shares upon grant		36,400		50,800		452,757		92,637
Number of additional shares related to business performance upon grant		—		20,000		—		—
Number of shares expected to be exercised upon grant		36,400		60,792		452,757		92,637
Number of settled or forfeited shares		33,400		10,800		260,100		13,437
Number of expired shares as of June 30, 2010		—		—		—		—
Number of allocated shares as of June 30, 2010		3,000		40,000		192,657		79,200
Number of additional shares related to business performance as of June 30, 2010		—		3,153		—		—
Number of shares expected to be exercised		3,000		43,153		192,657		79,200
Fair value per share (in Korean won)	(Won)	12,443	(Won)	12,322	(Won)	2,566	(Won)	4,328
Total compensation cost (in millions of Korean won)	(Won)	38	(Won)	531	(Won)	494	(Won)	343
Exercise price per share (in Korean won)	(Won)	57,000	(Won)	54,600	(Won)	41,711	(Won)	42,684
Exercise period		2005.9.17 ~2010.9.16		2007.2.5 ~2012.2.4		2005.9.9 ~2010.9.8		2007.3.5 ~2012.3.4
Valuation method		Fair value method		Fair value method		Fair value method		Fair value method

[1]

The stock options granted to the directors, officers or employees of KTF prior to the merger were converted into stock options on June 1, 2009, granting the rights to purchase the stock of KT based on the merger ratio.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Upon exercise, the Company can elect one of the following settlement methods: issuance of new shares, issuance of treasury stock or cash settlement (cash and issuance of treasury stock) subject to certain circumstances.

The Company adopted the fair value method to measure compensation costs based on the various valuation assumptions and methods, which are as follows:

	2nd grant	4th grant	KTF-3rd [1]	KTF-4th [1]

Risk free interest rate	4.45%	4.43%	2.43%	2.78%
Expected duration(year)	4.5	4.5 ~ 5.5	0.6	1.5
Expected volatility	34.49%	33.41%~42.13%	41.85%	35.03%
Expected dividend yield ratio	1.57%	5.86%	3.54%	3.54%

[1]	The compensation costs for the stock options granted to the directors, officers or employees of KTF were recalculated considering risk-free rate, expected duration and other on the date of the merger.

Of the total compensation costs calculated using the fair value method, the compensation costs recognized through June 30, 2010, are as follows:

(In millions of Korean won)	2nd grant		4th grant		KTF-3rd		KTF-4th		Total

Total compensation costs before adjustment	(Won)	453	(Won)	749	(Won)	564	(Won)	343	(Won)	2,109
Total compensation costs cancelled		(415)		(218)		(70)		—		(703)

Total compensation costs after adjustment		38		531		494		343		1,406
Compensation costs recognized in prior periods		(38)		(531)		(494)		(343)		(1,406)

Other share-based payments as of June 30, 2010, are as follows:

4th grant

Grant date	2010.4.29
Grantee	CEOs, inside directors, outside directors, executives
Estimated number of shares granted	142,436 shares
Estimated number of shares granted	142,436 shares
Vesting conditions	Service condition: 1 year
Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won)47,700
Total compensation costs (in Korean won)	(Won)6,794 million
Estimated exercise date (exercise date)	During 2011
Valuation method	Fair value method

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Above compensation costs were calculated based on the fair value method and were charged to current operations, as follows:

(In millions of Korean won)	4th grant
Total compensation costs	(Won)	6,794
Compensation costs recognized in prior periods		—
Compensation costs recognized in the current period		(3,397)
Compensation costs to be recognized after the current period		(3,397)

16.	Retained Earnings

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

The Company appropriates a certain portion of retained earnings, pursuant to a shareholder resolution, as voluntary reserves. These reserves may be reversed and transferred to unappropriated retained earnings through a resolution of shareholders, and may be distributed as dividends after the reversal.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

17.	Operating Revenues

Operating revenues for the three-month and six-month periods ended June 30, 2010 and 2009, are as follows:

(in millions of Korean won)	2010				2009
	Three months		Six months		Three months		Six months

Internet connection	(Won)	488,536	(Won)	971,322	(Won)	491,539	(Won)	984,292
Internet application		137,076		253,394		105,121		204,681
Data communication		332,880		662,068		390,338		807,608
Fixed-line telephone		858,023		1,704,214		926,125		1,861,805
LM [1]		245,351		494,774		297,501		602,742
PCS		1,750,163		3,429,519		701,018		931,365
System integration		73,385		142,289		66,676		106,411
Real estate		98,972		154,229		69,961		135,270
Goods sold [2]		995,159		1,982,259		509,062		688,276
Other operating revenues		6,902		14,625		6,919		14,926

Operating revenues	(Won)	4,986,447	(Won)	9,808,693	(Won)	3,564,260	(Won)	6,337,376

[1]	Represents revenue from the calls from fixed-line phone to mobile phone.
[2]	Represents revenue from the sale of handset and others.

Details of construction contracts, related to the real estate revenue, as of June 30, 2010, are as follows:

(in millions of Korean won)	Beginning contract balance		Increase		Recognized as revenue		Ending contract balance

Bugae-dong, Incheon	(Won)	4,335	(Won)	—	(Won)	(4,335)	(Won)	—
Sungsu-dong, Seoul (Factory building)		18,714		—		(12,996)		5,718
Garak-dong, Seoul (Office building)		40,733		—		(8,378)		32,355

Total	(Won)	63,782	(Won)	—	(Won)	(25,709)	(Won)	38,073

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

18.	Operating Expenses

Operating expenses for the three-month and six-month periods ended June 30, 2010 and 2009, are as follows:

(in millions of Korean won)	2010				2009
	Three months		Six months		Three months		Six months

Salaries and wages	(Won)	475,164	(Won)	944,385	(Won)	452,413	(Won)	905,537
Provision for severance benefits		74,581		150,651		68,993		109,196
Employee welfare		78,465		152,862		156,993		270,463
Utilities		52,680		114,899		40,314		84,203
Taxes and dues		51,562		105,442		33,531		64,167
Rent		63,500		122,684		30,139		51,101
Depreciation		614,421		1,209,773		492,080		940,733
Amortization		99,109		199,643		51,383		87,921
Repairs and maintenance		125,097		237,005		102,268		192,663
Commissions		338,963		655,272		237,617		445,229
Advertising		43,547		84,459		32,804		41,228
Research and development		63,307		121,772		49,887		93,656
Interconnection charges		312,784		610,799		222,337		387,503
Cost of services		136,107		249,268		172,894		364,724
Commissions for system integration service		67,643		130,476		61,324		96,430
International call settlement		63,013		133,407		55,378		115,682
Cost of goods sold		952,680		1,908,287		403,868		531,027
Promotion		278,785		544,634		162,171		223,434
Sales commission		408,067		838,304		332,032		503,823
Provision for doubtful accounts		25,697		50,598		14,653		30,263
Other		73,590		115,066		37,012		69,393

Total		4,398,762		8,679,686		3,210,091		5,608,376
Less : Transfer to other accounts		(13,714)		(25,079)		(9,301)		(18,949)

Net	(Won)	4,385,048	(Won)	8,654,607	(Won)	3,200,790	(Won)	5,589,427

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

19.	Comprehensive Income

Comprehensive income for the three-month and six-month periods ended June 30, 2010 and 2009, consists of :

(in millions of Korean won)	2010				2009
	Three months		Six months		Three months		Six months

Net income	(Won)	343,661	(Won)	716,204	(Won)	456,081	(Won)	595,650
Gain on valuation of available-for-sale securities		(944)		(847)		252		359
Loss on valuation of available-for-sale securities		(112)		(157)		(73)		(73)
Changes in equity method investees with accumulated comprehensive income		1,870		97		4,986		7,847
Changes in equity method investees with accumulated comprehensive expense		(2,214)		(1,843)		14,579		261
Gain on valuation of financial derivatives		(3,194)		(6,491)		2,866		(3,816)
Loss on valuation of financial derivatives		(2,909)		11,891		(14,759)		(46,937)
Accumulated comprehensive income(expense)		(7,503)		2,650		7,851		(42,359)

Comprehensive income	(Won)	336,158	(Won)	718,854	(Won)	463,932	(Won)	553,291

20.	Earnings Per Share

Basic earnings per share

(in millions of Korean won,	2010				2009
except for per share amounts)	Three months		Six months		Three months		Six months
Net income attributable to common stock	(Won)	343,661	(Won)	716,204	(Won)	456,081	(Won)	595,650
Weighted-average number of common stock outstanding		243,203,232		243,199,868		204,848,208		203,185,205
Basic earnings per share	(Won)	1,413	(Won)	2,945	(Won)	2,226	(Won)	2,932

Weighted-average number of treasury stock for the three-month and six-month periods ended June 30, 2010 and 2009, is adjusted to weighted-average number of common shares outstanding.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Diluted earnings per share

(in millions of Korean won,	2010				2009
except for per share amounts)	Three months		Six months		Three months		Six months
Net income attributable to common stock	(Won)	343,661	(Won)	716,204	(Won)	456,081	(Won)	595,650
Adjusted net income attributable to common stock		343,661		716,204		456,651		596,220
Dilutive potential common shares outstanding		36,935		41,487		8,453,222		8,453,222
Weighted-average number of common shares outstanding and dilutive common shares		243,240,167		243,241,355		213,301,430		211,638,427
Diluted earnings per share	(Won)	1,413	(Won)	2,944	(Won)	2,141	(Won)	2,817

Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares outstanding and dilutive common shares. Stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share.

Potential common shares as of June 30, 2010 and December 31, 2009, are as follows:

	Par				Common shares to be issued
	value	Issue date	Maturity date	Exercisable Period	2010.6.30	2009.12.31

Stock options	[1]	Sept. 16, 2003	Sept. 16, 2010	From 2 years after grant date till maturity date	3,000	3,000
Stock options	[2]	Feb. 4, 2005	Feb. 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153
Stock options	[3]	March 25, 2002	March 25, 2010	From 3 years after grant date till maturity date	—	20,570
Stock options	[4]	Sept. 8, 2003	Sept. 8, 2010	From 2 years after grant date till maturity date	192,657	219,909
Stock options	[5]	March 4, 2005	March 4, 2012	From 2 years after grant date till maturity date	79,200	79,200
Other share-based payment	[6]	June 20, 2007	Expected to be exercised in 2010	On maturity date, subject to the resolution of board of directors	—	11,790
Other share-based payment	[6]	March 27, 2008	Expected to be exercised in 2010	On maturity date, subject to the resolution of board of directors	—	13,345
Other share-based payment	[6]	May 7, 2009	Expected to be exercised in 2010	On maturity date, subject to the resolution of board of directors	—	29,055
Other share-based payment	[6]	April 29, 2010	Expected to be exercised in 2010	On maturity date, subject to the resolution of board of directors	142,436	—

Total					460,446	420,022

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

[1]	Exercise price of (Won)57,000 per common share.
[2]	Exercise price of (Won)54,600 per common share.
[3]	Exercise price of (Won)62,814 per common share.
[4]	Exercise price of (Won)41,711 per common share.
[5]	Exercise price of (Won)42,684 per common share.
[6]	Shares to be given subject to performance.

The Company’s basic earnings per share and diluted earnings per share for the year ended December 31, 2009, are (Won)2,353 and (Won)2,324, respectively.

21.	Related Party Transactions

The list of subsidiaries of the Company as of June 30, 2010, is as follows:

Type of control	Subsidiaries

Direct control	KT Hitel, KT Submarine Co., KT Networks Corporation, KT Powertel, KT Linkus Co., Telecop Service Co., KT Rental, KT Capital, Sidus FNH Co., Ltd., KT DataSystems, KT Commerce, Inc., Nasmedia, Inc., KT Edui Co., Ltd., (formerly “JB Edu”), Sofnics Inc., KT Tech (formerly “KTF Technologies, Inc.”), KT M Hows (formerly “KTF M Hows Co., Ltd.”), KT M&S (formerly “KTF M&S Co., Ltd.”), KT Music (formerly “KTF Music Corporation”), KT Innotz Inc., Kumho Rent-A-Car Global, Korea Digital Satellite Broadcasting Co., Ltd., KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KT New Business Fund No.1, KT Capital Media Contents Fund No.2, Gyeonggi-KT Green Growth Fund, Korea Telecom America, Inc., New Telephone Company, Korea Telecom Japan, Korea Telecom China Co., KTSC Investment Management B.V., PT. KT Indonesia (formerly “PT. KTF Indonesia)

Indirect control through KT Music	Doremi Media

Indirect control through KT Capital	Vanguard Private Equity Fund, KTC Media Contents Fund 1

Indirect control through KT Rental	KTR

Indirect control through KTSC	East Telecom and Super iMax
Investment Management B.V.

Indirect control through NTSC	Helios TV

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Significant transactions with related parties for the six-month periods ended June 30, 2010 and 2009, are as follows:

(in millions of Korean won)	Operating Revenue		Operating Expense
Subsidiaries	(Won)	427,790	(Won)	540,140
Equity-method investees		47,259		405,511

2010 Total	(Won)	475,049	(Won)	945,651

2009 Total	(Won)	316,123	(Won)	882,913

Significant balances with related parties as of June 30, 2010 and December 31, 2009, are as follows:

(in millions of Korean won)	Receivables		Payables
Subsidiaries	(Won)	93,866	(Won)	426,022
Equity-method investees		8,481		72,462

2010 Total	(Won)	102,347	(Won)	498,484

2009 Total	(Won)	74,260	(Won)	542,628

Key management compensation for the three-month and six-month periods ended June 30, 2010 and 2009, consists of :

	2010				2009
(in millions of Korean won)	Three months		Six months		Three months		Six months		Description
Benefits	(Won)	8,000	(Won)	19,564	(Won)	5,394	(Won)	7,585	Salaries, bonuses, other allowances, retirement benefits, medical benefits and others Compensation expenses associated to stock options, stock grants
Compensation expenses		3,397		3,397		501		501

Total	(Won)	11,397	(Won)	22,961	(Won)	5,895	(Won)	8,086

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Key management consists of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors.

22.	Supplemental Cash Flows Information

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2010 and 2009, are as follows:

(in millions of Korean won)	Six-month period ended June 30, 2010		Six-month period ended June 30, 2009

Increase in accounts payable on equity method investment	(Won)	35,832	(Won)	—
Reclassification of the current portion of bonds payable		1,306,775		667,502
Reclassification of construction-in-progress to property, plant and equipment		668,301		291,920
Acquired equity-method investments by issuance of exchangeable bond		—		319,160
Increase in capital by merger with KTF		—		1,553,491

23.	Segment Information

The Company’s operating segments are as follows:

Details	Business service

Personal Customer Group (“Personal”)	Personal customers using PCS and WiBro

Home Customer Group (“Home”)	Home customers using telephone, internet, data and others

Enterprise Customer Group (“Enterprise”)	Enterprise customers using telephone, internet, data and others

Others	Global, real estate, and others

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Details of each segment for the six-month period ended June 30, 2010, are as follows:

(in millions of Korean won)	Personal		Home/Enterprise/Others		Total

Operating revenues	(Won)	4,963,664	(Won)	4,845,029	(Won)	9,808,693
Operating expenses		4,171,283		4,483,324		8,654,607
Operating income		792,381		361,705		1,154,086
Depreciation and amortization		463,465		945,211		1,408,676
Property and equipment and Intangible assets		4,571,370		10,293,533		14,864,903

24.	Merger with KTF

On January 20, 2009, the Company entered into a merger agreement with KTF, which was subsequently approved by the shareholders meeting on March 27, 2009. On June 1, 2009, the Company, as a surviving company, merged with KTF.

The Company issued 0.7192335 share of KT common stock with a par value per share of (Won)5,000 for one share of KTF. However, the Company did not issue any new common stock for the shares of KTF common stock held by the Company or for the treasury shares of KTF as of the date of the merger.

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Details of merged companies :

	CEO	Business	Relationship

KT Corporation (KT)	Lee Suk Chae	Telephone service, new media business, telecommunication products sales and other	Parent

KT Freetel Co., Ltd. (KTF)	Kwon Haing Min	Mobile telecommunication service and other	Subsidiary

Accounting treatment

As this is a merger between parent and subsidiary, the Company accounted for the merger using the carrying amounts in its consolidated financial statements and accordingly, the excess of merger consideration given over carrying amount of net assets acquired was recognized as capital adjustment after offsetting capital surplus, if any, from the similar type of transaction.

(In millions of Korean won)

Succession of assets and liabilities of KTF :
Assets (Including goodwill of (Won)140,956)	(Won)	8,389,522
Liabilities		(3,940,069)

Net asset value	(Won)	4,449,453

Decrease in equity method investments	(Won)	2,895,962

Changes in equity :
Increase in common stock		3,501
Decrease in treasury stock		2,436,659
Decrease in gain on disposal of treasury stock		(375)
Decrease in accumulated other comprehensive income		(6,932)
Decrease in capital adjustments		(879,362)

		1,553,491

	(Won)	4,449,453

Offsetting of receivables and payables between the Company and KTF	(Won)	331,917

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Goodwill

Changes in goodwill for the six-month period ended June 30, 2010, are as follows

(in millions of Korean won)

January 1, 2009 [1]	(Won)	195,170
Amortization [1]		(54,214)

May 31, 2009 [1]	(Won)	140,956

June 1, 2009 (the date of the merger)	(Won)	140,956
Amortization		(75,899)

December 31, 2009		65,057
Amortization		(65,057)

June 30, 2010	(Won)	—

[1]	Represents investment difference and was reflected in equity method investment in KTF.

Goodwill is amortized on a straight-line basis over ten years and, as of June 30, 2010, the goodwill has been fully amortized and there is no remaining balance.

Deferred income tax assets

The deferred income tax assets transferred from KTF due to the merger on June 1, 2009, are as follows:

(in millions of Korean won)

Allowance for doubtful accounts	(Won)	34,475
Accrued expenses		30,618
Accrued provisions		39,478
Property and equipment, others		(13,061)
Other		18,506
Tax credit carryforwards		93,055

Total	(Won)	203,071

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

Financial statements of the merged companies

Statements of financial position

	KT				KTF
(in millions of Korean won)	2009.6.1		2008.12.31		2009.6.1		2008.12.31

Current assets	(Won)	4,926,684	(Won)	3,778,105	(Won)	2,716,833	(Won)	2,199,857
Investment assets		3,846,019		3,517,906		270,019		396,903
Property and equipment		9,932,337		10,428,674		3,919,107		4,165,339
Intangible assets		344,330		397,046		783,254		780,242
Other non-current assets		503,787		563,191		559,353		513,781

Total assets	(Won)	19,553,157	(Won)	18,684,922	(Won)	8,248,566	(Won)	8,056,122

Current liabilities	(Won)	2,871,186	(Won)	2,585,875	(Won)	2,657,350	(Won)	2,031,871
Non-current liabilities		8,274,862		7,267,158		1,282,719		1,658,402

Total liabilities		11,146,048		9,853,033		3,940,069		3,690,273

Total equity		8,407,109		8,831,889		4,308,497		4,365,849

Total liabilities and equity	(Won)	19,553,157	(Won)	18,684,922	(Won)	8,248,566	(Won)	8,056,122

Statements of income

	KT				KTF
(in millions of Korean won)	For the period from Jan. 1, 2009 to the date of the merger		For the year ended Dec. 31, 2008		For the period from Jan. 1, 2009 to the date of the merger		For the year ended Dec. 31, 2008

Operating revenues	(Won)	4,662,137	(Won)	11,784,835	(Won)	3,516,358	(Won)	8,346,220
Operating expenses		4,078,756		10,671,446		3,131,947		7,891,839
Non-operating revenues		329,587		855,289		43,656		201,470
Non-operating expenses		372,047		1,408,633		152,858		469,496
Income tax expense		105,765		110,235		45,833		21,776

Net income	(Won)	435,156	(Won)	449,810	(Won)	229,376	(Won)	164,579

See Report of Independent Accountants.

KT Corporation

Notes to Non-Consolidated Financial Statements

June 30, 2010 (Unaudited)

25.	Adoption of K-IFRS

The Company plans to prepare its financial statements in accordance with K-IFRS starting from the year ending December 31, 2011. Since “the Roadmap to K-IFRS Adoption” has been announced in March 2007, the Company organized a task force team, conducted training, and analyzed the impact of the adoption of K-IFRS. The Company is also analyzing the key differences and potential impact on financial statements, while formulating the proper accounting policies.

See Report of Independent Accountants.

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